Exhibit 99.1

POWERBRIDGE TECHNOLOGIES CO., LTD.

(a Cayman Islands exempted company with limited liability)

(NASDAQ: PBTS)

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the extraordinary general meeting of shareholders (the “Meeting”) of Powerbridge Technologies Co., Ltd. (the “Company”) will be held on September 30, 2020, at 9:00 a.m., EST, at 1st Floor, Building D2, Southern Software Park, Tangjia Bay, Zhuhai, Guangdong 519080, People’s Republic of China for the following purposes:

Item		Board Vote Recommendation

1.	To consider and vote upon an ordinary resolution to increase the authorized share capital from “US$50,000 divided into 30,000,000 shares of a par value of US$0.00166667 each” to “US$500,000 divided into 300,000,000 shares of a par value of US$0.00166667 each” by the creation of an additional 270,000,000 shares of a par value of US$0.00166667 each.	“FOR”

2.	To consider and vote upon a special resolution to approve the amended and restated Memorandum and Articles of Association.	“FOR”

3.	To approve the Company’s private placement of $50,000,000 of one-year unsecured and convertible note pursuant to certain securities purchase agreement to certain purchaser who is qualified as “non-U.S. Person” as defined in Regulation S of the Securities Act of 1933, as amended.	“FOR”

As of the date of this Notice of Special Meeting of Shareholders (the “Notice”), we have not received notice of any other matters that may be properly presented at the Special Meeting.

The Board of Directors of the Company has fixed the close of business on August 20, 2020 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof. Only holders of ordinary shares, par value $0.00166667 per share (the “Ordinary Shares”), of the Company on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

In addition to mailing the materials, shareholders may also obtain a copy of the proxy materials, including the Company’s 2019 annual report, from the Company’s website at www.powerbridge.com or by contacting our Investor Relations Department at: nyc@clearthink.capital.

By Order of the Board of Directors,

/s/ Stewart Lor
Stewart Lor
Chief Financial Officer and Director

September 8, 2020

IT IS IMPORTANT THAT YOU VOTE, SIGN AND RETURN

THE ACCOMPANYING PROXY CARD AS SOON AS POSSIBLE

POWERBRIDGE TECHNOLOGIES CO., LTD.

2020 EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 30, 2020

PROXY STATEMENT

The Board of Directors of Powerbridge Technologies Co., Ltd. (the “Company”) is soliciting proxies for the extraordinary general meeting of shareholders (the “Meeting” or the “2020 Special Meeting”) of the Company to be held on September 30, 2020, at 9:00 a.m., EST, at 1st Floor, Building D2, Southern Software Park, Tangjia Bay, Zhuhai, Guangdong 519080, People’s Republic of China or any adjournment thereof. Only holders of the ordinary shares, par value $0.00166667 per share (the “Ordinary Shares”), of the Company at the close of business on August 20, 2020 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. Two shareholders entitled to vote and be present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative one of whom must be the holder representing a majority of shares in the Company throughout the Meeting shall form a quorum.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on behalf of him. A proxy need not be a shareholder of the Company. Each holder of the Company’s Ordinary Shares shall be entitled to one (1) vote in respect of each Ordinary Share held by him or her on the Record Date.

A proxy statement describing the matters to be voted upon at the 2020 Special Meeting along with a proxy card enabling the shareholders to indicate their vote will be mailed on or about September 8, 2020, to all shareholders entitled to vote at the 2020 Special Meeting. Such proxy statement will also be furnished to the U.S. Securities and Exchange Commission, or the SEC, under cover of Form 6-K and will be available on our website at www.powerbridge.com on or about September 8, 2020. If you plan to attend the 2020 Special Meeting and your shares are not registered in your own name, please ask your broker, bank or other nominee that holds your shares to provide you with evidence of your share ownership. Such proof of share ownership will be required to gain admission to the 2020 Special Meeting.

Whether or not you plan to attend the 2020 Special Meeting, it is important that your shares be represented and voted at the 2020 Special Meeting. Accordingly, after reading the Notice and accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card. The proxy card must be received by Broadridge Financial Solutions, Inc. no later than 11:59 p.m. EST on September 28, 2020 to be validly included in the tally of shares voted at the 2020 Special Meeting. Detailed proxy voting instructions are provided both in the proxy statement and on the proxy card.

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QUESTIONS AND ANSWERS ABOUT
THE 2020 SPECIAL MEETING, THE PROXY MATERIALS AND VOTING YOUR SHARES

WHY AM I RECEIVING THESE MATERIALS?

Our Board has delivered the Proxy Materials to you in connection with the solicitation of proxies for use at the 2020 Special Meeting. As a shareholder, you are invited to attend the 2020 Special Meeting and are requested to vote on the items of business described in this Proxy Statement.

WHAT IS A PROXY?

Our Board is soliciting your vote at the 2020 Special Meeting. You may vote by proxy as explained in this Proxy Statement. A proxy is your formal legal designation of another person to vote the stock you own. That other person is called a proxy. If you designate someone as your proxy in a written document, that document also is called a proxy or a proxy card.

WHAT PROPOSALS WILL BE VOTED ON AT THE 2020 SPECIAL MEETING?

There are three proposals that will be voted on at the 2020 Special Meeting:

1.	To consider and vote upon an ordinary resolution to increase the share capital from “US$50,000 divided into 30,000,000 shares of a par value of US$0.00166667 each” to “US$500,000 divided into 300,000,000 shares of a par value of US$0.00166667 each” by the creation of an additional 270,000,000 shares of a par value of US$0.00166667 each.

2.	To consider and vote upon a special resolution to approve the amended and restated Memorandum and Articles of Association.

3.	To approve the Company’s private placement of $50,000,000 of one-year unsecured convertible note pursuant to certain securities purchase agreement to certain purchaser who is qualified as “non-U.S. Person” as defined in Regulation S of the Securities Act of 1933, as amended.

We may also transact such other business as may properly come before the 2020 Special Meeting of Shareholders.

HOW DOES THE BOARD RECOMMEND I VOTE?

Our Board unanimously recommends that you vote:

●	“FOR” the ordinary resolution to increase the share capital from “US$50,000 divided into 30,000,000 shares of a par value of US$0.00166667 each” to “US$500,000 divided into 300,000,000 shares of a par value of US$0.00166667 each” by the creation of an additional 270,000,000 shares of a par value of US$0.00166667 each (Proposal No. 1).

●	“FOR” the special resolution to approve the amended and restated Memorandum and Articles of Association. (Proposal No. 2).

●	“FOR” the approval of the Company’s private placement of $50,000,000 of one-year unsecured convertible note pursuant to certain securities purchase agreement to certain purchaser who is qualified as “non-U.S. Person” as defined in Regulation S of the Securities Act of 1933, as amended (Proposal No. 3).

WHAT HAPPENS IF ADDITIONAL MATTERS ARE PRESENTED AT THE 2020 SPECIAL MEETING?

If any other matters are properly presented for consideration at the 2020 Special Meeting, including, among other things, consideration of a motion to adjourn or postpone the 2020 Special Meeting to another time or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named as proxy holders will have discretion to vote on those matters in accordance with their best judgment, unless you direct them otherwise in your proxy instructions. We do not currently anticipate that any other matters will be raised at the 2020 Special Meeting.

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WHO CAN VOTE AT THE 2020 SPECIAL MEETING?

Shareholders of record at the close of business on August 20, 2020, the date established by the Board for determining the shareholders entitled to vote at our 2020 Special Meeting (the “Record Date”), are entitled to vote at the 2020 Special Meeting.

On the Record Date, 9,199,542 shares of our Ordinary Shares were outstanding and entitled to vote at the 2020 Special Meeting. Holders of Ordinary Shares will vote together as a single class on all proposals to be voted on at the 2020 Special Meeting.

A list of the shareholders of record as of August 20, 2020 will be available for inspection at the 2020 Special Meeting.

WHAT CONSTITUTES A QUORUM?

Two members one of whom must be the holder of a majority of our outstanding shares as of the Record Date must be present, in person or by proxy, at the 2020 Special Meeting in order to properly convene the 2020 Special Meeting. This is called a quorum. If there are not enough votes of the Ordinary Shares present both in person and by timely and properly submitted proxies to constitute a quorum, the 2020 Special Meeting may be adjourned by the Directors until such time as a sufficient number of votes are present. Both abstentions and broker non-votes are counted as present for the purpose of determining the presence of a quorum.

WHAT IS THE DIFFERENCE BETWEEN BEING A “SHAREHOLDER OF RECORD” AND A “BENEFICIAL OWNER” HOLDING SHARES IN STREET NAME?

Shareholder of Record: You are a “shareholder of record” if your shares are registered directly in your name with our transfer agent, Vstock Transfer, LLC. The Proxy Materials are sent directly to a shareholder of record.

Beneficial Owner: If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held in “street name” and your bank or other nominee is considered the shareholder of record. Your bank or other nominee forwarded the Proxy Materials to you. As the beneficial owner, you have the right to direct your bank or other nominee how to vote your shares by completing a voting instruction form. Because a beneficial owner is not the shareholder of record, you are invited to attend the 2020 Special Meeting, but you may not vote these shares in person at the 2020 Special Meeting unless you obtain a “legal proxy” from the bank or other nominee that holds your shares, giving you the right to vote the shares at the 2020 Special Meeting.

HOW DO I VOTE?

Shareholders of record can vote their shares in person by attending the 2020 Special Meeting, by telephone or over the Internet at www.proxyvote.com in accordance with the instructions on your proxy card, or by mail, by completing, signing and mailing your proxy card. The proxy card must be received by Broadridge Financial Solutions, Inc. no later than 11:59 p.m. EST on September 28, 2020, to be validly included in the tally of shares voted at the 2020 Special Meeting.

If you are a beneficial owner whose Ordinary Shares are held in “street name” (i.e. through a bank, broker or other nominee), you will receive voting instructions from the institution holding your shares. The methods of voting will depend upon the institution’s voting processes, including voting via the telephone or the Internet. Please contact the institution holding your Ordinary Shares for more information.

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You may vote before the Special Meeting at www.proxyvote.com. Use your 16-digit control number, located on the Notice, and follow the instructions.

WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE PROXY CARD?

It means that your Ordinary Shares are registered differently or you have multiple accounts. Please vote all of these shares separately to ensure all of the shares you hold are voted.

WHAT IF I DO NOT SPECIFY HOW MY SHARES ARE TO BE VOTED?

Shareholders of Record: If you are a shareholder of record and you properly submit your proxy but do not give voting instructions, the persons named as proxies will vote your shares as follows: “FOR” the ordinary resolution to increase the share capital from “US$50,000 divided into 30,000,000 shares of a par value of US$0.00166667 each” to “US$500,000 divided into 300,000,000 shares of a par value of US$0.00166667 each” by the creation of an additional 270,000,000 shares of a par value of US$0.00166667 each (Proposal No. 1), “FOR” the special resolution to approve the amended and restated Memorandum and Articles of Association (Proposal No. 2), and “FOR” the Company’s private placement of $50,000,000 of one-year unsecured and convertible note pursuant to certain securities purchase agreement to certain purchaser who is qualified as “non-U.S. Person” as defined in Regulation S of the Securities Act of 1933, as amended (Proposal No. 3). If you do not return a proxy, your shares will not be counted for purposes of determining whether a quorum exists and your shares will not be voted at the 2020 Special Meeting.

Beneficial Owners: If you are a beneficial owner whose Ordinary Shares are held in “street name” (i.e. through a bank, broker or other nominee) and you do not give voting instructions to your bank, broker or other nominee, your bank, broker or other nominee may exercise discretionary authority to vote on matters that the NASDAQ (“NASDAQ”) determines to be “routine.” Your bank, broker or other nominee is not allowed to vote your shares on “non-routine” matters and this will result in a “broker non-vote” on that non-routine matter, but the shares will be counted for purposes of determining whether a quorum exists. We strongly encourage you to submit your voting instructions and exercise your right to vote as a shareholder.

CAN I CHANGE MY VOTE OR REVOKE MY PROXY?

If you are a shareholder of record, you may revoke your proxy at any time prior to the vote at the 2020 Special Meeting. If you submitted your proxy by mail, you must file with the Corporate Secretary of the Company a written notice of revocation or deliver, prior to the vote at the 2020 Special Meeting, a valid, later-dated proxy. Attendance at the 2020 Special Meeting will not have the effect of revoking a proxy unless you give written notice of revocation to the Corporate Secretary before the proxy is exercised or you vote by written ballot at the 2020 Special Meeting. If you are a beneficial owner whose Ordinary Shares are held through a bank, broker or other nominee, you may change your vote by submitting new voting instructions to your bank, broker or other nominee, or, if you have obtained a legal proxy from your bank, broker or other nominee giving you the right to vote your shares, by attending the 2020 Special Meeting and voting in person.

For purposes of submitting your vote, you may change your vote until 11:59 p.m., Eastern Time on September 28, 2020. After this deadline, the last vote submitted will be the vote that is counted.

HOW WILL THE PROXIES BE SOLICITED AND WHO WILL BEAR THE COSTS?

We will pay the cost of soliciting proxies for the 2020 Special Meeting. Proxies may be solicited by our directors, executive officers and employees, without additional compensation, in person, or by mail, courier, telephone, email or facsimile. We may also make arrangements with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of shares held of record by such persons. We may reimburse such brokerage houses and other custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in connection therewith.

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WHO WILL COUNT THE VOTES AND HOW CAN I FIND THE VOTING RESULTS OF THE 2020 SPECIAL MEETING?

Broadridge will tabulate and certify the votes. We plan to announce preliminary voting results at the 2020 Special Meeting, and we will report the final results in a Current Report on Form 6-K, which we will file with the SEC shortly after the 2020 Special Meeting.

WHAT VOTE IS REQUIRED TO APPROVE EACH ITEM?

The affirmative vote of a simple majority of the votes of the shares entitled to vote on Proposal No.1 and Proposal No.3 that were present and voted at the 2020 Special Meeting is required to approve an ordinary resolution to increase the share capital from “US$50,000 divided into 30,000,000 shares of a par value of US$0.00166667 each” to “US$500,000 divided into 300,000,000 shares of a par value of US$0.00166667 each” by the creation of an additional 270,000,000 shares of a par value of US$0.00166667 each (Proposal No. 1) and to approve the Company’s private placement of $50,000,000 of one-year unsecured and convertible note pursuant to certain securities purchase agreement to certain purchaser who is qualified as “non-U.S. Person” as defined in Regulation S of the Securities Act of 1933, as amended (Proposal No. 3).

The affirmative vote of a majority of not less than two-thirds of votes of the shares entitled to vote on Proposal No.2 that was present and voted at the 2020 special resolution to approve a special resolution to approve the amended and restated Memorandum and Articles of Association (Proposal No. 2).

WHAT ARE ABSTENTIONS AND BROKER NON-VOTES AND HOW WILL THEY BE TREATED?

An “abstention” occurs when a shareholder chooses to abstain or refrain from voting their shares on one or more matters presented for a vote. For the purpose of determining the presence of a quorum, abstentions are counted as present.

Abstentions will have no effect on the outcome of either proposal.

A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the 2020 Special Meeting in person or by proxy but does not vote on a particular proposal because that holder does not have discretionary authority to vote on that particular item and has not received instructions from the beneficial owner.

Broker non-votes will have no effect on the outcome of either proposal.

WHAT DO I NEED TO DO TO ATTEND THE 2020 SPECIAL MEETING?

If you plan to attend the 2020 Special Meeting in person, you will need to bring proof of your ownership of shares, such as your proxy card or transfer agent statement and present an acceptable form of photo identification such as a passport or driver’s license. Cameras, recording devices and other electronic devices will not be permitted at the meeting.

If you are a beneficial owner holding shares in “street name” through a bank, broker or other nominee and you would like to attend the 2020 Special Meeting, you will need to bring an account statement or other acceptable evidence of ownership of shares as of the close of business EST on August 20, 2020. In order to vote at the meeting, you must contact your bank, broker or other nominee in whose name your shares are registered and obtain a legal proxy from your bank, broker or other nominee and bring it to the 2020 Special Meeting.

WHERE CAN I GET A COPY OF THE PROXY MATERIALS?

Copies of our 2019 annual report, including consolidated financial statements as of and for the year ended December 31, 2019, the proxy card, the Notice and this Proxy Statement are available on our Company’s website at www.powerbridge.com. The contents of that website are not a part of this Proxy Statement.

Pursuant to NASDAQ’s Marketplace Rules which permit companies to make available their annual report to shareholders on or through the company’s website, the Company posts its annual reports on the Company’s website. The 2019 annual report on Form 20-F for the year ended December 31, 2019 (the “2019 annual report”), was filed with the U.S. Securities and Exchange Commission on June 24, 2020. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders. You may obtain a copy of our 2019 annual report by visiting the “Financial Information” heading under the “Investors” section of the Company’s website at www.powerbridge.com. If you want to receive a paper or email copy of the Company’s 2019 annual report, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy by contacting our Investor Relations Department at: nyc@clearthink.capital.

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PROPOSALS

PROPOSAL NO. 1

PROPOSAL TO INCREASE THE SHARE CAPITAL FROM “US$50,000 DIVIDED INTO 30,000,000 SHARES OF A PAR VALUE OF US$0.00166667 EACH” TO “US$500,000 DIVIDED INTO 300,000,000 SHARES OF A PAR VALUE OF US$0.00166667 EACH” BY THE CREATION OF AN ADDITIONAL 270,000,000 SHARES OF A PAR VALUE OF US$0.00166667 EACH

Introduction

Since our inception in 1997, our memorandum of association has provided an authorized share capital of US$50,000 divided into 30,000,000 shares of a par value of US$0.00166667 each. As of the date hereof, on a fully diluted basis, we had 9,199,542 ordinary shares outstanding. Additionally, no less than 25,000,000 ordinary shares may be issued upon the conversion of certain convertible note pursuant to certain Securities Purchase Agreement dated September 7, 2020 (the “Note Offering SPA”)

The board has determined that it is in the best interest of the shareholders to increase the authorized share capital from US$50,000 divided into 30,000,000 shares of a par value of US$0.00166667 each to US$500,000 divided into 300,000,000 shares of a par value of US$0.00166667 each by the creation of an additional 270,000,000 shares of a par value of US$0.00166667 each. The Board believes that it is desirable to have the additional authorized shares available for stock dividends or splits, future financing and acquisition transactions, strategic alliances, stock compensation, and other general corporate purposes. The additional ordinary shares would be available for issuance without further action by the shareholders and without the accompanying delay and expense involved in calling a special meeting of shareholders, except as may otherwise be required by law or the listing rules of the American Stock Exchange or other exchange or system on which all our shares are traded or quoted. The issuance of any additional ordinary shares may result in a dilution of the shareholders’ current respective equity interests in the Company as well as a dilution in the voting power of the shareholders.

Although, at present, we have no agreements, commitments or plans for the issuance of any ordinary shares other than as described in the first paragraph above, the Board of Directors believes it is important that we are able to respond quickly to opportunities that may arise without incurring the additional time and expense of a special shareholders’ meeting.

Proposed Amendment to the Memorandum of Association

Our Board of Directors has approved, and proposes and recommends to shareholders that they adopt, the following ordinary resolution to increase authorized share capital:

RESOLVED, that the authorized share capital of the Company be increased from “US$50,000 divided into 30,000,000 shares of a par value of US$0.00166667 each” to “US$500,000 divided into 300,000,000 shares of a par value of US$0.00166667 each” by the creation of an additional 270,000,000 shares of a par value of US$0.00166667 each.

Recommendation and Required Vote

The affirmative vote of a majority of our ordinary shares entitled to vote and who do vote (in person or by proxy) at the meeting is required to approve the ordinary resolution. Our Board has unanimously approved the proposed amendment and believes it is in the best interest of the Company and its shareholders. The Board of Directors unanimously recommends the Company’s shareholders vote FOR adoption of the ordinary resolution.

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PROPOSAL NO. 2

SPECIAL RESOLUTION TO APPROVE OF THE AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

In connection with Proposal No.1 discussed above, the Board of Directors has adopted, subject to shareholder approval, certain amendments to the Company’s existing Third Amended and Restated Memorandum and Articles of Association. These amendments are described below and the Fourth Amended and Restated Memorandum and Articles of Association (“New Articles”) reflecting these amendments is attached as Appendix A.

Summary of Proposed Changes

The following is a summary of the substantive changes contained in the New Articles. Shareholders are urged to review the New Articles in its entirety.

Subject	Existing Provision	Proposed Provision	Purpose of Change
Memorandum of Association Section 8	The share capital of the Company is US$50,000 divided into 30,000,000 shares of a par value of US$0.00166667 each, with the power for the Company, insofar as is permitted by law, to redeem or purchase any of its shares and to increase or reduce the said share capital subject to the provisions of the Companies Law (Revised) and the Articles of Association of the Company and to issue any part of its capital, whether original, redeemed or increased, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions; and so that, unless the conditions of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise, shall be subject to the power hereinbefore contained.	The share capital of the Company is US$500,000 divided into 300,000,000 shares of a par value of US$0.00166667 each, with the power for the Company, insofar as is permitted by law, to redeem or purchase any of its shares and to increase or reduce the said share capital subject to the provisions of the Companies Law (Revised) and the Articles of Association of the Company and to issue any part of its capital, whether original, redeemed or increased, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions; and so that, unless the conditions of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise, shall be subject to the power hereinbefore contained.	To update the language to reflect the increase in the share capital.

Note Regarding the Effect on Proposal 2 of Shareholder Approval of Proposals No. 1

In Proposals No. 1, the Company proposed to consider and vote upon an ordinary resolution to increase the share capital from US$50,000 divided into 30,000,000 shares of a par value of US$0.00166667 each to US$500,000 divided into 300,000,000 shares of a par value of US$0.00166667 each.

The New Articles proposed in Proposal No. 25 is contingent on the approval by the shareholders of Proposals No. 1. If the shareholders approve only the New Articles pursuant to this Proposal No. 52, the New Articles will not be approved in the form of Appendix A, attached hereto.

Resolution

Our Board has approved, and proposes and recommends to shareholders that they adopt, the following special resolution;

RESOLVED as a Special Resolution that the New Articles of the Company attached hereto as Appendix A be and are hereby approved and adopted in substitution for the existing Third Amended and Restated Memorandum and Articles of Association, which shall be subject to the adoption of Proposal No. 1.

Recommendation and Required Vote

Approval of the New Articles requires a special resolution passed by the affirmative vote of at least two-thirds of our ordinary shares entitled to vote and who do vote (in person or by proxy) at the meeting. The Board of Directors unanimously recommends the Company’s shareholders vote FOR adoption of the special resolution adopting the Amended and Restated Memorandum and Articles of Association.

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PROPOSAL NO. 3

APPROVAL OF THE COMPANY’S PRIVATE PLACEMENT OF $50,000,000 OF ONE-YEAR UNSECURED AND CONVERTIBLE NOTE PURSUANT TO CERTAIN SECURITIES PURCHASE AGREEMENT TO CERTAIN PURCHASER WHO IS QUALIFIED AS “NON-U.S. PERSON” AS DEFINED IN REGULATION S OF THE SECURITIES ACT OF 1933, AS AMENDED

On September 7, 2020, the management of the Company proposed offering (“Convertible Note Offering”) of a convertible note (the “Note”) pursuant to certain Securities Purchase Agreement (the “Note SPA”) to certain purchaser who is qualified as “non-U.S. Person” (the “Investor”) as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”), for an aggregate gross proceeds of $50 million.

The Note bears interest at the rate of 6% per annum with a maturity date of 12 months and a conversion price equal to the lesser of i) $2.00 per share or ii) 75% of the daily VWAPs (as reported by Bloomberg) for the ten (10) consecutive trading days ending on the trading day that is immediately prior to the date of Holder Conversion Notice (as defined in the Note), which shall not be lower than $1.80. The proceeds of the Convertible Note Offering will increase the Company’s working capital and will be used for the planned advertising and media technology platform business, working capital, general corporate use and other purposes as approved by the board of directors of the Company.

Background

The Convertible Note Offering, which was unanimously approved by the Board of Directors, was proposed by the management of the Company for the following reasons:

(a) Provides significant funding for the Company’s planned new business. The Company, as a provider of software application and technology services to corporate and government customers engaged in global trade, plans to expand its business into the out of home advertising and media sector. The Company plans to build an out-of-home digital display advertising network reaching audience in Guangdong province, China initially and then expand to the Guangdong-Hong Kong-Macau Greater Bay Area, or the Greater Bay Area of China, China. The Company believes that the new business expansion will provide more profitable revenue stream as well as diversify the Company’s products and offerings in order to achieve better cash flow and stronger financial performance in mid-long term.

The Company believes there is a substantial market opportunity to create an out of home digital display advertising and media network in the Greater Bay Area of China, specifically in its home province of Guangdong. Initially, the Company plans to focus on digital screens display advertising in various high traffic out of home sites such as office buildings, commercial parking garages and elevators in residential and office buildings. With the injection of funds from this Convertible Note Offering, the Company plans to develop software and purchase hardware such as LCD screens and enter into long term rental arrangement for advertising locations. Furthermore, the Company plans to engage or hire staff with experience in out of home advertising sector to operate and manage the planned business. The availability of funding via equity financing, given the recent volatility in the equity markets, has been limited. In the opinion of management, the Convertible Note Offering offered the best and possibly the only viable source of financing currently available to the Company to provide needed working capital.

(b) Value added investor relationships. Management believes that the investors in the Convertible Note Offering will provide added value to the Company. The Company believes that the investors play an important role in supporting the Company’s new expansion plan.

(c) The conversion of the Note is expected to improve current liquidity position of the Company. When certain conditions in the Note are met, the conversion of the Note will provide additional immediate liquidity for the Company, while eliminating the obligation of the Company to repay the Note in 12 months. The Company believes that a stronger cash position will assist the Company in its expansion to the advertising and media business.

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The Note SPA

On September 7, 2020, the Company entered into the Note SPA with the Investor, pursuant to which the Company agreed to sell the Note in the aggregate principal amount of $50,000,000 (the “Purchase Price” or the “Original Principal Amount”) with a maturity date of 12 months after the date of the issuance of the Note (the “Maturity Date”), at an interest rate of 6.0% per annum. On the Closing Date (as defined in the Note SPA), the Investor agreed to pay the Purchase Price to the Company via wire transfer of immediately available funds against delivery of the Note.

The parties to the Note SPA have each made customary representations, warranties and covenants, including, among other things, (a) the Investor is “non-U.S. Persons” as defined in Regulation S and are acquiring the Note for the purpose of investment, (b) the absence of any undisclosed material adverse effects, and (c) the absence of legal proceedings that affect the completion of the transaction contemplated by the Note SPA.

The Note SPA is subject to various conditions to closing, including, among other things, (a) the shareholder approval on the Convertible Note Offering, (b) Nasdaq’s completion of review of listing of additional shares application, and (c) the accuracy of the parties’ representations and warranties.

The Investor further agreed that from the date when the Investor receives Conversion Shares to the date when the Note is fully paid or redeemed, the Investor shall provide the Company with weekly trading reports reflecting shares sold and average sale price. The Investors agreed that neither the Investor, nor any of its affiliates have an open short position in the Ordinary Share of the Company, and the Investor will agree that it will not, and that it will cause its affiliates not to, engage in any short sales with respect to the Ordinary Share while any portion of the Notes remain outstanding.

The parties to the Note SPA agreed that the Company may use the net proceeds from the Convertible Note Offering for the planned out of home display advertising and media network business, working capital, general corporate use and other purposes as approved by the board of directors of the Company. The investor also acknowledged and agreed that the Securities (as defined below) shall bear a restricted legend.

The Note

Pursuant to the Note, the Investor has the right at any time 7 days after the date of the issuance of the Note (the “Issuance Date”) until the outstanding balance of the Note (the “Outstanding Balance”) has been paid in full (such date, the “Conversion Date”), at its election, to convert (the “Holder Conversion”) all or any part of the Outstanding Balance into shares (each instance of conversion is referred herein as “Conversion Shares”, together with the Note, the “Securities”) of fully paid and non-assessable Ordinary Shares, of the Company as per the following conversion formula: the number of Conversion Shares equals the amount being converted (the “Conversion Amount”) divided by a conversion price (“Holder Conversion Price”) equal to the lesser of i) $2.00 per share or ii) 75% of the daily VWAPs (as reported by Bloomberg) for the ten (10) consecutive trading days ending on the trading day that is immediately prior to the date of Holder Conversion Notice (as defined in the Note), which shall not be lower than $1.80 (the “Floor Price”). Interest on the Note accrues and is due and payable, with the principal, in September 2021. Upon conversion of the Note, accrued interest will be paid to the holders in Conversion Shares. Except as otherwise set forth in the Note, the Company may not prepay any portion of the principal amount of the Note without the prior written consent of the Investor.

The Company may deliver a notice to the Investor (an “Optional Redemption Notice” and the date such notice is deemed delivered hereunder, the “Optional Redemption Notice Date”) of its irrevocable election to redeem 110% of the then outstanding balance of the Note for cash in an amount equal to the Optional Redemption Amount on the 10th business day following the Optional Redemption Notice Date (such date, the “Optional Redemption Date”, such ten (10) day period, the “Optional Redemption Period” and such redemption, the “Optional Redemption”). The Company may only effect an Optional Redemption if each of the Equity Conditions (as defined in the Note) shall have been met (unless waived in writing by the Investor) on each trading day during the Optional Redemption Period and through and including the date payment of the Optional Redemption Amount is actually made in full.

10

Unless waived by the Investors in writing per the Company’s request, on the 1st of each month, commencing immediately upon the issuance date of the Note (the “Monthly Redemption Date”), the Company shall redeem the Monthly Redemption Amount (the “Monthly Redemption”) in cash; provided, however, as to any Monthly Redemption and upon ten (10) trading days’ prior written irrevocable notice (the “Monthly Redemption Notice”), in lieu of a cash redemption payment the Company may elect to pay all or part of a Monthly Redemption Amount in Conversion Shares (the “Pre-Redemption Conversion Shares”) based on a conversion price equal to the lesser of (i) the Fixed Conversion Price, and (ii) 75% of the daily VWAPs for the ten (10) consecutive trading days ending on the trading day that is immediately prior to the applicable Monthly Redemption Date (subject to adjustment for any share dividend, share split, share combination or other similar event affecting the Ordinary Shares during such twenty (20) trading day period) (the price calculated during the twenty (20) trading day period immediately prior to the Monthly Redemption Date, the “Monthly Conversion Price” and such twenty (20) trading day period, the “Monthly Conversion Period”); provided, further, that the Company may not pay the Monthly Redemption Amount in Conversion Shares unless from the date the Investor receives the duly delivered Monthly Redemption Notice through and until the date such Monthly Redemption is paid in full, the Equity Conditions have been satisfied, unless waived in writing by the Investor. Any principal amount of the Note converted during the applicable Monthly Conversion Period in excess of the Monthly Redemption Amount shall be applied against the last principal amount of the Note scheduled to be redeemed hereunder, in reverse time order from the Maturity Date; provided, however, if any such conversion is applied against such Monthly Redemption Amount, the Pre-Redemption Conversion Shares, if any were issued in connection with such Monthly Redemption or were not already applied to such conversions, shall be first applied against such conversion.

The Company covenants and agrees that it will honor all notices of Conversion tendered up until such amounts are paid in full. The Company’s determination to pay a Monthly Redemption in cash, Ordinary Shares or a combination thereof shall be applied ratably to all of the holders of the then outstanding Notes based on their (or their predecessor’s) initial purchases of Notes pursuant to the Note SPA. If required by the Securities Act, at any time the Company delivers a notice to the Holder of its election to pay the Monthly Redemption Amount in Ordinary Shares, the Company shall file a prospectus supplement pursuant to Rule 424 disclosing such election.

In the event the Investor breaches its covenant set forth in the Note SPA, the Company shall be entitled to make all or part of the Monthly Redemption Amount payable on that certain Monthly Redemption Date following the breach in Conversion Shares based on the Monthly Conversion Price notwithstanding the Equity Conditions are not satisfied during the Monthly Conversion Period.

During the period between each Monthly Redemption Date, in the event that the Investor elects to convert more than fifteen percent (15%) of the Original Principal Amount of the Note as of the Issuance Date, plus accrued but unpaid interest (the “15% Limitation”), then the Company shall have thirty (30)-days from the applicable Conversion Date or redemption date, to repay the Note in full, in cash, plus accrued but unpaid interest, liquidated damages and any other amounts then owing to the Investor in respect of the Note. In the event such repayment is not made to the Investor, the Investor may convert the Note at any amount notwithstanding the 15% Limitation.

Upon an event of default under the Note, the Note will thereafter bear interest at the rate of 22% per annum or the maximum rate permitted under applicable law.

On or before the close of business on the fifth (5th) trading day following the date of delivery of a Holder Conversion Notice, as applicable (the “Delivery Date”), in the event the Conversion Shares have been registered in a registration statement or exempted from registration pursuant to Rule 144 under the Securities Act of 1933, as amended (“Rule 144”), the Company shall, provided it is DWAC Eligible at such time, deliver or cause its transfer agent to deliver the applicable Conversion Shares electronically via DWAC to the account designated by the Investor in the applicable Holder Conversion Notice and a check payable to the Investor for any cash amounts payable. In the event the Conversion Shares are not registered in a registration statement or exempted from registration pursuant to Rule 144, by the Conversion Date, the Company shall (A) update its transfer agent to record the number of Conversion Shares to which the Investor shall be entitled upon such conversion, issued as fully paid to Holder and deliver to Holder a certified true copy of such updated shareholder list, (B) the Company shall issue and deliver to Holder a certificate or certificates for the Conversion Shares.

11

As with the outstanding Ordinary Shares, the Conversion Shares will, upon issuance, be fully paid and non-assessable and will entitle the holder to rights equal to the rights of the holders of the outstanding Ordinary Shares, including the right to vote on all matters submitted to a vote of shareholders. No fractional shares or securities shall be issued upon conversion of the Note. If the Investor would be entitled to receive a fractional interest in a share, the Company shall, upon such exercise, round up to the nearest whole number the number of the Conversion Shares to be issued to the Investor.

If the Company fails to deliver Conversion Shares in accordance with the timeframe as set forth in the Note, the Investor may at any time prior to receiving the applicable Conversion Shares rescind in whole or in part such Holder Conversion, with a corresponding increase to the Outstanding Balance (any returned amount will tack back to the Issuance Date for purposes of determining the holding period under Rule 144).

Resolution

Our Board has approved, and proposes and recommends to shareholders that they adopt, the following special resolution;

RESOLVED, that the Company’s Convertible Note Offering is approved and the Chief Executive Officer and Chief Financial Officers of the Company are authorized to execute, enter into and deliver the Note and the definitive Note SPA and other documents in connection with closing of the Convertible Note Offering, which are substantially in the form attached as Appendix B and Appendix C.

Recommendation and Required Vote

The affirmative vote of a majority of our ordinary shares entitled to vote and who do vote (in person or by proxy) at the meeting is required to approve the ordinary resolution. Our Board has unanimously approved the proposed amendment and believes it is in the best interest of the Company and its shareholders. The Board of Directors unanimously recommends the Company’s shareholders vote FOR adoption of the ordinary resolution.

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

Date: September 8, 2020

By order of the Board of Directors

/s/ Stewart Lor
Stewart Lor
CFO and Director

12

POWERBRIDGE TECHNOLOGIES CO., LTD.

1st Floor, Building D2, Southern Software Park

Tangjia Bay, Zhuhai, Guangdong 519080, China

NOTICE OF SPECIAL MEETING OF SHAREHOIDERS

To Be Held at 9:00 a.m. on September 30, 2020 (EST)

(Record Date – August 20, 2020)

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Stewart Lor and Ban Lor, as proxy of the undersigned, with full power to appoint their substitute, and hereby authorizes them to represent and to vote all the shares of stock of Powerbridge Technologies Co., Ltd. (the “Company”) which the undersigned is entitled to vote, as specified below on this card, at the Special Meeting of Shareholders of the Company on September 30, 2020, at 9:00 a.m., EST, at 1st Floor, Building D2, Southern Software Park, Tangjia Bay, Zhuhai, Guangdong 519080, People’s Republic of China and at any adjournment or postponement thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE RECOMMENDATION OF THE BOARD OF DIRECTORS FOR EACH OF THE PROPOSALS. This proxy authorizes the above designated proxy to vote in their discretion on such other business as may properly come before the meeting or any adjournments or postponements thereof to the extent authorized by Rule 14a-4(c) promulgated under the Securities Exchange Act of 1934, as amended.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU

“FOR” OF PROPOSALS 1 TO 3 SET FORTH BELOW.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK

PROPOSAL 1: To consider and vote upon an ordinary resolution to increase the share capital from “US$50,000 divided into 30,000,000 shares of a par value of US$0.00166667 each” to “US$500,000 divided into 300,000,000 shares of a par value of US$0.00166667 each” by the creation of an additional 270,000,000 shares of a par value of US$0.00166667 each.

For	Against	Abstain
☐	☐	☐

 PROPOSAL 2: To consider and vote upon a special resolution to approve the amended and restated Memorandum and Articles of Association.

For	Against	Abstain
☐	☐	☐

PROPOSAL 3: To approve the Company’s private placement of $50,000,000 of one-year unsecured convertible note pursuant to certain securities purchase agreement to certain purchaser who is qualified as “non-U.S. Person” as defined in Regulation S of the Securities Act of 1933, as amended.

For	Against	Abstain
☐	☐	☐

Please indicate if you intend to attend this meeting ☐ YES ☐ NO

Signature of Shareholder: ______________________________

Date: ______________________________

Name shares held in (Please print): _________________________ Account Number (if any): ____________________________

No. of Shares Entitled to Vote: ____________________________ Stock Certificate Number(s): _________________________

Note:  Please sign exactly as your name or names appear in the Company’s stock transfer books. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.

If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.

If the signer is a partnership, please sign in partnership name by authorized person.

Please provide any change of address information in the spaces below in order that we may update our records:

Address: ______________________________________________________

______________________________________________________

13

Appendix A

The Companies Law (Revised)

Company Limited by Shares

FOURTH AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

POWERBRIDGE TECHNOLOGIES CO., LTD.

(adopted by a Special Resolution passed at an extraordinary general meeting of the members of the Company dated September 30, 2020 and effective immediately prior to the completion of the Company’s initial public offering of its Ordinary Shares)

THE COMPANIES LAW (REVISED)

EXEMPTED COMPANY LIMITED BY SHARES

FOURTH AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

POWERBRIDGE TECHNOLOGIES CO., LTD

(adopted by a Special Resolution passed at an extraordinary general meeting of the members of the Company dated September 30, 2020 and effective immediately prior to the completion of the Company’s initial public offering of its Ordinary Shares)

1.	The name of the Company is Powerbridge Technologies Co., Ltd.

2.	The Registered Office of the Company shall be at the offices of Sertus Incorporations (Cayman) Limited, Sertus Chambers, Governors Square, Suite #5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands.

3.	Subject to the following provisions of this Memorandum, the objects for which the Company is established are unrestricted.

4.	Subject to the following provisions of this Memorandum, the Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by Section 27(2) of the Companies Law.

5.	Nothing in this Memorandum shall permit the Company to carry on a business for which a licence is required under the laws of the Cayman Islands unless duly licensed.

6.	The Company shall not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this clause shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

7.	The liability of each member is limited to the amount from time to time unpaid on such member’s shares.

8.	The share capital of the Company is US$500,000 divided into 300,000,000 shares of a par value of US$0.00166667 each, with the power for the Company, insofar as is permitted by law, to redeem or purchase any of its shares and to increase or reduce the said share capital subject to the provisions of the Companies Law (Revised) and the Articles of Association of the Company and to issue any part of its capital, whether original, redeemed or increased, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions; and so that, unless the conditions of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise, shall be subject to the power hereinbefore contained.

9.	The Company may exercise the power contained in the Companies Law to deregister in the Cayman Islands and be registered by way of continuation in another jurisdiction.

THE COMPANIES LAW (REVISED)

EXEMPTED COMPANY LIMITED BY SHARES

FOURTH AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

POWERBRIDGE TECHNOLOGIES CO., LTD.

(adopted by an Ordinary Resolution passed on a General Shareholder Meeting dated September 30, 2020 and effective immediately prior to the completion of the Company’s initial public offering of its Ordinary Shares)

TABLE A

1. The regulations in Table A in the Schedule to the Companies Law (Revised) do not apply to the Company.

INTERPRETATION

2. (1) In these Articles, unless the context otherwise requires, the words standing in the first column of the following table shall bear the meaning set opposite them respectively in the second column.

WORD	MEANING

“Audit Committee”	the audit committee of the Company formed by the Board pursuant to Article 100) hereof, or any successor audit committee.

“Auditor”	the independent auditor of the Company which shall be an internationally recognized firm of independent accountants.

“Articles”	these Articles in their present form or as supplemented or amended or substituted from time to time.

“Board” or “Directors”	the board of directors of the Company or the directors present at a meeting of directors of the Company at which a quorum is present.

“capital”	the share capital from time to time of the Company.

“class I directors”	has the meaning ascribed to it in Article 65(2)

“class II directors”	has the meaning ascribed to it in Article 65(2)

“clear days”	in relation to the period of a notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect.

“clearing house”	a clearing house recognised by the laws of the jurisdiction in which the shares of the Company (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such jurisdiction.

“Company”	Powerbridge Technologies Co., Ltd.

“Compensation Committee”	the compensation committee of the Company formed by the Board pursuant to Article 100 hereof, or any successor audit committee.

“competent regulatory authority”	a competent regulatory authority in the territory where the shares of the Company (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such territory.

“debenture” and “debenture holder”	include debenture stock and debenture stockholder respectively.

“Designated Stock	the NASDAQ Stock Market.
“Exchange”

“dollars” and “$”	dollars, the legal currency of the United States of America.

“Exchange Act”	the United States Securities Exchange Act of 1934, as amended.

“Electronic”	as that term defined in the Electronic Transactions Law (Revised).

“Electronic Record”	as that term defined in the Electronic Transactions Law (Revised).

“Electronic Signature”	as that term defined in the Electronic Transactions Law (Revised).

“FINRA”	Financial Industry Regulatory Authority.

“FINRA Rules”	the rules set forth by FINRA.

“head office”	such office of the Company as the Directors may from time to time determine to be the principal office of the Company.

“Law”	The Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands.

“Member”	a duly registered holder from time to time of the shares in the capital of the Company.

“month”	a calendar month.

"Nomination Committee"	the nomination committee of the Company formed by the Board pursuant to Article 100 hereof, or any successor audit committee.

“Notice”	written notice unless otherwise specifically stated and as further defined in these Articles.

“Office”	the registered office of the Company for the time being.

“ordinary resolution”	a resolution shall be an ordinary resolution when it has been passed by a simple majority of votes cast by such Members as, being entitled so to do, vote in person or, in the case of any Member being a corporation, by its duly authorised representative or, where proxies are allowed, by proxy at a general meeting duly called and held in accordance with these Articles or by a written resolution passed by the written consent of a simple majority of the Members entitled to vote in accordance with these Articles.

“paid up”	paid up or credited as paid up.

“Register”	the principal register and where applicable, any branch register of Members of the Company to be maintained at such place within or outside the Cayman Islands as the Board shall determine from time to time.

“Registration Office”	in respect of any class of share capital such place as the Board may from time to time determine to keep a branch register of Members in respect of that class of share capital and where (except in cases where the Board otherwise directs) the transfers or other documents of title for such class of share capital are to be lodged for registration and are to be registered.

“SEC”	the United States Securities and Exchange Commission.

“Seal”	common seal or any one or more duplicate seals of the Company (including a securities seal) for use in the Cayman Islands or in any place outside the Cayman Islands.

“Secretary”	any person, firm or corporation appointed by the Board to perform any of the duties of secretary of the Company and includes any assistant, deputy, temporary or acting secretary.

“special resolution”	a resolution shall be a special resolution when it has been passed by a majority of not less than two-thirds of votes cast by such Members as, being entitled so to do, vote in person or, in the case of such Members as are corporations, by their respective duly authorised representative or, where proxies are allowed, by proxy at a general meeting duly called and held in accordance with these Articles or by a written resolution passed by the unanimous consent of all Members entitled to vote in accordance with these Articles.

“Statutes”	the Law and every other law of the Legislature of the Cayman Islands for the time being in force applying to or affecting the Company, its Memorandum of Association and/or these Articles.

“year”	a calendar year.

(2) In these Articles, unless there is something within the subject or context inconsistent with such construction:

(a)	words importing the singular include the plural and vice versa;

(b)	words importing a gender include both gender and the neuter;

(c)	words importing persons include companies, associations and bodies of persons whether corporate or not;

(d)	the words:

(i)	“may” shall be construed as permissive;

(ii)	“shall” or “will” shall be construed as imperative;

(e)	expressions referring to writing shall, unless the contrary intention appears, be construed as including printing, lithography, photography and other modes of representing words or figures in a visible form, and including where the representation takes the form of electronic display, provided that both the mode of service of the relevant document or notice and the Member’s election comply with all applicable Statutes, rules and regulations;

(f)	references to any law, ordinance, statute or statutory provision shall be interpreted as relating to any statutory modification or re-enactment thereof for the time being in force;

(g)	save as aforesaid words and expressions defined in the Statutes shall bear the same meanings in these Articles if not inconsistent with the subject in the context;

(h)	references to a document being executed include references to it being executed under hand or under seal or by Electronic Signature or by any other method and references to a notice or document include a notice or document recorded or stored in any digital, electronic, electrical, magnetic or other retrievable form or medium and information in visible form whether having physical substance or not.

SHARE CAPITAL

3. (1) The share capital of the Company at the date on which these Articles come into effect shall be divided into shares of a par value of US$0.00166667 each.

(2) Subject to the Law, the Company’s Memorandum and Articles of Association and, where applicable, the rules of the Designated Stock Exchange and/or any competent regulatory authority, the Company shall have the power to purchase or otherwise acquire its own shares and such power shall be exercisable by the Board in such manner, upon such terms and subject to such conditions as it in its absolute discretion thinks fit and any determination by the Board of the manner of purchase shall be deemed authorised by these Articles for purposes of the Law.

(3) No share shall be issued to bearer.

ALTERATION OF CAPITAL

4. The Company may from time to time by ordinary resolution in accordance with the Law alter the conditions of its Memorandum of Association to:

(a)	increase its capital by such sum, to be divided into shares of such amounts, as the resolution shall prescribe;

(b)	consolidate and divide all or any of its capital into shares of larger amount than its existing shares;

(c)	without prejudice to the powers of the Board under Article 12, divide its shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares attach thereto respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination by the Company in general meeting, as the Directors may determine provided always that, for the avoidance of doubt, where a class of shares has been authorized by the Company no resolution of the Company in general meeting is required for the issuance of shares of that class and the Directors may issue shares of that class and determine such rights, privileges, conditions or restrictions attaching thereto as aforesaid, and further provided that where the Company issues shares which do not carry voting rights, the words “non-voting” shall appear in the designation of such shares and where the equity capital includes shares with different voting rights, the designation of each class of shares, other than those with the most favourable voting rights, must include the words “restricted voting” or “limited voting”;

(d)	sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the Company’s Memorandum of Association (subject, nevertheless, to the Law), and may by such resolution determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may have any such preferred, deferred or other rights or be subject to any such restrictions as compared with the other or others as the Company has power to attach to unissued or new shares; and

(e)	cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person, and diminish the amount of its capital by the amount of the shares so cancelled or, in the case of shares, without par value, diminish the number of shares into which its capital is divided.

5. The Board may settle as it considers expedient any difficulty which arises in relation to any consolidation and division under the last preceding Article and in particular but without prejudice to the generality of the foregoing may issue certificates in respect of fractions of shares or arrange for the sale of the shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the Members who would have been entitled to the fractions, and for this purpose the Board may authorise some person to transfer the shares representing fractions to their purchaser or resolve that such net proceeds be paid to the Company for the Company’s benefit. Such purchaser will not be bound to see to the application of the purchase money nor will his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

6. The Company may from time to time by special resolution, subject to any confirmation or consent required by the Law, reduce its share capital or any capital redemption reserve or other undistributable reserve in any manner permitted by law.

7. Except so far as otherwise provided by the conditions of issue, or by these Articles, any capital raised by the creation of new shares shall be treated as if it formed part of the original capital of the Company, and such shares shall be subject to the provisions contained in these Articles.

SHARE RIGHTS

8. Subject to the provisions of the Law, the rules of the Designated Stock Exchange and the Company’s Memorandum and Articles of Association and to any special rights conferred on the holders of any shares or class of shares, and without prejudice to Article 12 hereof, any share in the Company (whether forming part of the present capital or not) may be issued with or have attached thereto such rights or restrictions whether in regard to dividend, voting, return of capital or otherwise as the Board may determine, including without limitation on terms that they may be, or at the option of the Company or the holder are, liable to be redeemed on such terms and in such manner, including out of capital, as the Board may deem fit.

9. Subject to the Law, any preferred shares may be issued or converted into shares that, at a determinable date or at the option of the Company or the holder, are liable to be redeemed on such terms and in such manner as the Company before the issue or conversion may by ordinary resolution of the Members determine. Where the Company purchases for redemption a redeemable share, purchases not made through the market or by tender shall be limited to a maximum price as may from time to time be determined by the Board, either generally or with regard to specific purchases. If purchases are by tender, tenders shall comply with applicable laws.

VARIATION OF RIGHTS

10. Subject to the Law and without prejudice to Article 8, all or any of the special rights for the time being attached to the shares or any class of shares may, unless otherwise provided by the terms of issue of the shares of that class, from time to time (whether or not the Company is being wound up) be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. To every such separate general meeting all the provisions of these Articles relating to general meetings of the Company shall, mutatis mutandis, apply, but so that:

(a)	the necessary quorum (whether at a separate general meeting or at its adjourned meeting) shall be a person or persons or (in the case of a Member being a corporation) its duly authorized representative together holding or representing by proxy not less than one-third in nominal value of the issued voting shares of that class;

(b)	every holder of shares of the class shall be entitled on a poll to one vote for every such share held by him; and

(c)	any holder of shares of the class present in person or by proxy or authorised representative may demand a poll.

11. The special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied, modified or abrogated by the creation or issue of further shares ranking pari passu therewith.

SHARES

12. (1) Subject to the Law, these Articles and, where applicable, the rules of the Designated Stock Exchange and without prejudice to any special rights or restrictions for the time being attached to any shares or any class of shares, the unissued shares of the Company (whether forming part of the original or any increased capital) shall be at the disposal of the Board, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms and conditions as the Board may in its absolute discretion determine but so that no shares shall be issued at a discount. In particular and without prejudice to the generality of the foregoing, the Board is hereby empowered to authorize by resolution or resolutions from time to time the issuance of one or more classes or series of preferred shares and to fix the designations, powers, preferences and relative, participating, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including, without limitation, the number of shares constituting each such class or series, dividend rights, conversion rights, redemption privileges, voting powers, full or limited or no voting powers, and liquidation preferences, and to increase or decrease the size of any such class or series (but not below the number of shares of any class or series of preferred shares then outstanding) to the extent permitted by Law. Without limiting the generality of the foregoing, the resolution or resolutions providing for the establishment of any class or series of preferred shares may, to the extent permitted by law, provide that such class or series shall be superior to, rank equally with or be junior to the preferred shares of any other class or series.

(2) Neither the Company nor the Board shall be obliged, when making or granting any allotment of, offer of, option over or disposal of shares, to make, or make available, any such allotment, offer, option or shares to Members or others with registered addresses in any particular territory or territories being a territory or territories where, in the absence of a registration statement or other special formalities, this would or might, in the opinion of the Board, be unlawful or impracticable. Members affected as a result of the foregoing sentence shall not be, or be deemed to be, a separate class of members for any purpose whatsoever.

(3) The Board may issue options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of shares or securities in the capital of the Company on such terms as it may from time to time determine.

13. The Company may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by the Law. Subject to the Law, the commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one and partly in the other.

14. Except as required by law, no person shall be recognised by the Company as holding any share upon any trust and the Company shall not be bound by or required in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any fractional part of a share or (except only as otherwise provided by these Articles or by law) any other rights in respect of any share except an absolute right to the entirety thereof in the registered holder.

15. Subject to the Law and these Articles, the Board may at any time after the allotment of shares but before any person has been entered in the Register as the holder, recognise a renunciation thereof by the allottee in favour of some other person and may accord to any allottee of a share a right to effect such renunciation upon and subject to such terms and conditions as the Board considers fit to impose.

SHARE CERTIFICATES

16. Every share certificate shall be issued under the Seal or a facsimile thereof or with the Seal printed thereon and shall specify the number and class and distinguishing numbers (if any) of the shares to which it relates, and the amount paid up thereon and may otherwise be in such form as the Directors may from time to time determine. No certificate shall be issued representing shares of more than one class. The Board may by resolution determine, either generally or in any particular case or cases, that any signatures on any such certificates (or certificates in respect of other securities) need not be autographic but may be affixed to such certificates by some mechanical means or may be printed thereon.

17. (1) In the case of a share held jointly by several persons, the Company shall not be bound to issue more than one certificate therefor and delivery of a certificate to one of several joint holders shall be sufficient delivery to all such holders.

(2) Where a share stands in the names of two or more persons, the person first named in the Register shall as regards service of notices and, subject to the provisions of these Articles, all or any other matters connected with the Company, except the transfer of the shares, be deemed the sole holder thereof.

18. Every person whose name is entered, upon an allotment of shares, as a Member in the Register shall be entitled, upon payment of such fee as the Directors may from time to time determine, to receive one certificate for all such shares of any one class or several certificates each for one or more of such shares of such class upon payment for every certificate of such fee as the Directors may from time to time determine.

19. Where applicable, share certificates shall be issued within the relevant time limit as prescribed by the Law or as the Designated Stock Exchange may from time to time determine, whichever is the shorter, after allotment or, except in the case of a transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgment of a transfer with the Company.

20. Upon every transfer of shares the certificate (if any) held by the transferor shall be given up to be cancelled, and shall forthwith be cancelled accordingly, and, subject to Article 18, a new certificate shall be issued to the transferee in respect of the shares transferred to him. If any of the shares included in the certificate so given up shall be retained by the transferor a new certificate for the balance shall be issued to him at the aforesaid fee payable by the transferor to the Company in respect thereof.

21. If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed a new certificate representing the same shares may be issued to the relevant Member upon request and on payment of such fee as the Company may determine and, subject to compliance with such terms (if any) as to evidence and indemnity and to payment of the costs and reasonable out-of-pocket expenses of the Company in investigating such evidence and preparing such indemnity as the Board may think fit and, in case of damage or defacement, on delivery of the old certificate to the Company provided always that where share warrants have been issued, no new share warrant shall be issued to replace one that has been lost unless the Board has determined that the original has been destroyed.

REGISTER OF MEMBERS

22. (1) The Company shall keep in one or more books a Register of its Members and shall enter therein the following particulars, that is to say:

(a)	the name and address of each Member, the number and class of shares held by him and the amount paid or agreed to be considered as paid on such shares;

(b)	the date on which each person was entered in the Register; and

(c)	the date on which any person ceased to be a Member.

(2) The Company may keep an overseas or local or other branch register of Members resident in any place, and the Board may make and vary such regulations as it determines in respect of the keeping of any such register and maintaining a Registration Office in connection therewith.

23. The Register and branch register of Members, as the case may be, shall be open to inspection for such times and on such days as the Board shall determine by Members without charge or by any other person, upon a maximum payment of $2.50 or such other sum specified by the Board, at the Office or Registration Office or such other place at which the Register is kept in accordance with the Law. The Register including any overseas or local or other branch register of Members may, subject to compliance with any notice requirement of the Designated Stock Exchange, be closed at such times or for such periods not exceeding in the whole thirty (30) days in each year as the Board may determine and either generally or in respect of any class of shares.

RECORD DATES

24. For the purpose of determining the Members entitled to notice of or to vote at any general meeting, or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of shares or for the purpose of any other lawful action, the Board may fix, in advance, a date as the record date for any such determination of Members, which date shall not be more than sixty (60) days nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other such action.

If the Board does not fix a record date for any general meeting, the record date for determining the Members entitled to a notice of or to vote at such meeting shall be at the close of business on the day next preceding the day on which notice is given, or, if in accordance with these Articles notice is waived, at the close of business on the day next preceding the day on which the meeting is held. If corporate action without a general meeting is to be taken, the record date for determining the Members entitled to express consent to such corporate action in writing, when no prior action by the Board is necessary, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Company by delivery to its head office. The record date for determining the Members for any other purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

A determination of the Members of record entitled to notice of or to vote at a meeting of the Members shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting.

TRANSFER OF SHARES

25. Subject to these Articles and the requirements of the Designated Stock Exchange, any Member may transfer all or any of his shares by an instrument of transfer in the usual or common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by the Board and may be under hand or, if the transferor or transferee is a clearing house or a central depository house or its nominee(s), by hand or by machine imprinted signature or by Electronic Signature or by such other manner of execution as the Board may approve from time to time.

26. The instrument of transfer shall be executed by or on behalf of the transferor and the transferee provided that the Board may dispense with the execution of the instrument of transfer by the transferee in any case which it thinks fit in its discretion to do so. Without prejudice to the last preceding Article, the Board may also resolve, either generally or in any particular case, upon request by either the transferor or transferee, to accept mechanically executed transfers. The transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register in respect thereof. Nothing in these Articles shall preclude the Board from recognising a renunciation of the allotment or provisional allotment of any share by the allottee in favour of some other person.

27. (1) The Board may, in its absolute discretion, and without giving any reason therefor, refuse to register a transfer of any share made in accordance with Article 46 but only where such share is not a fully paid up share (and being transferred to a person of whom it does not approve), or any share issued under any share incentive scheme for employees or pursuant to any other agreement, contract or other such arrangement, upon which a restriction on transfer imposed thereby still subsists, and it may also, without prejudice to the foregoing generality, refuse to register a transfer of any share to more than four joint holders.

(2) The Board in so far as permitted by any applicable law may, in its absolute discretion, at any time and from time to time transfer any share upon the Register to any branch register or any share on any branch register to the Register or any other branch register. In the event of any such transfer, the shareholder requesting such transfer shall bear the cost of effecting the transfer unless the Board otherwise determines.

(3) Unless the Board otherwise agrees (which agreement may be on such terms and subject to such conditions as the Board in its absolute discretion may from time to time determine, and which agreement the Board shall, without giving any reason therefore, be entitled in its absolute discretion to give or withhold), no shares upon the Register shall be transferred to any branch register nor shall shares on any branch register be transferred to the Register or any other branch register and all transfers and other documents of title shall be lodged for registration, and registered, in the case of any shares on a branch register, at the relevant Registration Office, and, in the case of any shares on the Register, at the Office or such other place at which the Register is kept in accordance with the Law.

28. Without limiting the generality of the last preceding Article, the Board may decline to recognise any instrument of transfer unless:-

(a)	a fee of such maximum sum as the Designated Stock Exchange may determine to be payable or such lesser sum as the Board may from time to time require is paid to the Company in respect thereof;

(b)	the instrument of transfer is in respect of only one class of share;

(c)	the instrument of transfer is lodged at the Office or such other place at which the Register is kept in accordance with the Law or the Registration Office (as the case may be) accompanied by the relevant share certificate(s) and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do); and

(d)	if applicable, the instrument of transfer is duly and properly stamped.

29. If the Board refuses to register a transfer of any share, it shall, within three months after the date on which the transfer was lodged with the Company, send to each of the transferor and transferee notice of the refusal.

30. The registration of transfers of shares or of any class of shares may, subject to compliance with any notice requirement of the Designated Stock Exchange, be suspended at such times and for such periods (not exceeding in the whole thirty (30) days in any year) as the Board may determine.

TRANSMISSION OF SHARES

31. If a Member dies, the survivor or survivors where the deceased was a joint holder, and his legal personal representatives where he was a sole or only surviving holder, will be the only persons recognised by the Company as having any title to his interest in the shares; but nothing in this Article will release the estate of a deceased Member (whether sole or joint) from any liability in respect of any share which had been solely or jointly held by him.

32. Any person becoming entitled to a share in consequence of the death or bankruptcy or winding-up of a Member may, upon such evidence as to his title being produced as may be required by the Board, elect either to become the holder of the share or to have some person nominated by him registered as the transferee thereof. If he elects to become the holder he shall notify the Company in writing either at the Registration Office or Office, as the case may be, to that effect. If he elects to have another person registered he shall execute a transfer of the share in favour of that person. The provisions of these Articles relating to the transfer and registration of transfers of shares shall apply to such notice or transfer as aforesaid as if the death or bankruptcy of the Member had not occurred and the notice or transfer were a transfer signed by such Member.

33. A person becoming entitled to a share by reason of the death or bankruptcy or winding-up of a Member shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share. However, the Board may, if it thinks fit, withhold the payment of any dividend payable or other advantages in respect of such share until such person shall become the registered holder of the share or shall have effectually transferred such share, but, subject to the requirements of Article 75(2) being met, such a person may vote at meetings.

UNTRACEABLE MEMBERS

34. (1) Without prejudice to the rights of the Company under paragraph (2) of this Article, the Company may cease sending cheques for dividend entitlements or dividend warrants by post if such cheques or warrants have been left uncashed on two consecutive occasions. However, the Company may exercise the power to cease sending cheques for dividend entitlements or dividend warrants after the first occasion on which such a cheque or warrant is returned undelivered.

(2) The Company shall have the power to sell, in such manner as the Board thinks fit, any shares of a Member who is untraceable, but no such sale shall be made unless:

(a)	all cheques or warrants in respect of dividends of the shares in question, being not less than three in total number, for any sum payable in cash to the holder of such shares in respect of them sent during the relevant period in the manner authorised by the Articles have remained uncashed;

(b)	so far as it is aware at the end of the relevant period, the Company has not at any time during the relevant period received any indication of the existence of the Member who is the holder of such shares or of a person entitled to such shares by death, bankruptcy or operation of law; and

(c)	the Company, if so required by the rules governing the listing of shares on the Designated Stock Exchange, has given notice to, and caused advertisement in newspapers to be made in accordance with the requirements of, the Designated Stock Exchange of its intention to sell such shares in the manner required by the Designated Stock Exchange, and a period of three (3) months or such shorter period as may be allowed by the Designated Stock Exchange has elapsed since the date of such advertisement.

For the purpose of the foregoing, the “relevant period” means the period commencing twelve (12) years before the date of publication of the advertisement referred to in paragraph (c) of this Article and ending at the expiry of the period referred to in that paragraph.

(3) To give effect to any such sale the Board may authorise some person to transfer the said shares and an instrument of transfer signed or otherwise executed by or on behalf of such person shall be as effective as if it had been executed by the registered holder or the person entitled by transmission to such shares, and the purchaser shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of the sale will belong to the Company and upon receipt by the Company of such net proceeds it shall become indebted to the former Member for an amount equal to such net proceeds. No trust shall be created in respect of such debt and no interest shall be payable in respect of it and the Company shall not be required to account for any money earned from the net proceeds which may be employed in the business of the Company or as it thinks fit. Any sale under this Article shall be valid and effective notwithstanding that the Member holding the shares sold is dead, bankrupt or otherwise under any legal disability or incapacity.

GENERAL MEETINGS

35. An annual general meeting of the Company shall be held in each year other than the year in which these Articles were adopted at such time and place as may be determined by the Board.

36. Each general meeting, other than an annual general meeting, shall be called an extraordinary general meeting. Extraordinary general meetings may be held at such times and in any location in the world as may be determined by the Board.

37. (1) Only a majority of the Board may call extraordinary general meetings, which extraordinary general meetings shall be held at such times and locations (as permitted hereby) as such person or persons shall determine.

(2) The Board shall, on the requisition of Members holding at the date of the deposit of the requisition not less than one-tenth of such of the paid-up share capital of the Company as at the date of the deposit carries the right to vote at general meetings, forthwith proceed to convene an extraordinary general meeting. To be effective the requisition shall state the objects of the meeting, shall be in writing, signed by the requisitionists, and shall be deposited at the registered office. The requisition may consist of several documents in like form each signed by one or more requisitionists.

(3) If the Board does not, within twenty-one days from the date of the requisition, duly proceed to call an extraordinary general meeting, the requisitionists, or any of them representing more than one half of the total voting rights of all of them, may themselves convene an extraordinary general meeting; but any meeting so called shall not be held more than ninety days after the requisition. An extraordinary general meeting called by requisitionists shall be called in the same manner, as nearly as possible, as that in which general meetings are to be called by the Board.

NOTICE OF GENERAL MEETINGS

38. (1) Any general meeting (whether an annual general meeting or an extraordinary general meeting) may be called by not less than ten (10) clear days’ Notice, save that any such annual or extraordinary general meeting may be called by shorter notice, subject to the Law, if it is so agreed:

(a)	in the case of a meeting called as an annual general meeting, by all the Members entitled to attend and vote thereat; and

(b)	in the case of any other meeting, by a majority in number of the Members having the right to attend and vote at the meeting, being a majority together holding not less than ninety-five per cent. (95%) in nominal value of the issued shares giving that right.

(2) The Notice shall specify the time and place of the meeting and, in the case of special business, the general nature of the business to be conducted and further, in the case of any matter for which approval by special resolution shall be required, the intention to propose such a special resolution. The Notice convening an annual general meeting shall specify the meeting as such. Notice of every general meeting shall be given to all Members other than to such Members as, under the provisions of these Articles or the terms of issue of the shares they hold, are not entitled to receive such notices from the Company, to all persons entitled to a share in consequence of the death or bankruptcy or winding-up of a Member and to each of the Directors and the Auditors.

(3) A Member may give notice to the Company of business proposed to be brought before an annual general meeting provided that such notice of proposal of business must be delivered to, or mailed and received at the principal executive offices of the Company not less than ninety (90) days and not more than one hundred and twenty (120) days prior to the one-year anniversary of the preceding year’s annual general meeting; provided, however, that if the date of the annual general meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary date, such notice by the Member, to be timely, must be so delivered, or so mailed and received, not later than the ninetieth (90th) day prior to such annual general meeting or, if later, the tenth (10th) day following the day on which “public disclosure” of the date of such meeting was first made by the Company (such notice within such time periods, “Timely Notice”). In no event shall any adjournment or postponement of an annual general meeting, or the announcement thereof, commence a new time period (or extend any time period) for the giving of Timely Notice as described above. For purposes of these Articles, “public disclosure” shall mean disclosure in a press release reported by a national news service or in a document publicly filed by the Company with the SEC pursuant to Sections 13, 14 or 15(d) of the Exchange Act or publicly filed according to applicable law.

39. The accidental omission to give Notice of a meeting or (in cases where instruments of proxy are sent out with the Notice) to send such instrument of proxy to, or the non-receipt of such Notice or such instrument of proxy by, any person entitled to receive such Notice shall not invalidate any resolution passed or the proceedings at that meeting.

PROCEEDINGS AT GENERAL MEETINGS

40. (1) All business shall be deemed special that is transacted at an extraordinary general meeting, and also all business that is transacted at an annual general meeting, with the exception of:

(a)	the declaration and sanctioning of dividends;

(b)	consideration and adoption of the accounts and balance sheet and the reports of the Directors and Auditors and other documents required to be annexed to the balance sheet;

(c)	the election of Directors;

(d)	appointment of Auditors (where special notice of the intention for such appointment is not required by the Law) and other officers; and

(e)	the fixing of the remuneration of the Auditors, and the voting of remuneration or extra remuneration to the Directors.

(2) No business other than the appointment of a chairman of a meeting shall be transacted at any general meeting unless a quorum is present at the commencement of the business. At any general meeting of the Company, two (2) Members entitled to vote and present in person or by proxy or (in the case of a Member being a corporation) by its duly authorised representative representing not less than one-third in nominal value of the total issued voting shares in the Company throughout the meeting shall form a quorum for all purposes.

41. If within thirty (30) minutes (or such longer time not exceeding one hour as the chairman of the meeting may determine to wait) after the time appointed for the meeting a quorum is not present, the meeting shall stand adjourned to the same day in the next week at the same time and place or to such time and place as the Board may determine. If at such adjourned meeting a quorum is not present within half an hour from the time appointed for holding the meeting, the meeting shall be dissolved.

42. The chairman of the Board shall preside as chairman at every general meeting. If at any meeting the chairman is not present within fifteen (15) minutes after the time appointed for holding the meeting, or is not willing to act as chairman, the Directors present shall choose one of their number to act, or if one Director only is present he shall preside as chairman if willing to act. If no Director is present, or if each of the Directors present declines to take the chair, or if the chairman chosen shall retire from the chair, the Members present in person or (in the case of a Member being a corporation) by its duly authorised representative or by proxy and entitled to vote shall elect one of their number to be chairman.

43. The chairman may adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business which might lawfully have been transacted at the meeting had the adjournment not taken place. When a meeting is adjourned for fourteen (14) days or more, at least seven (7) clear days’ notice of the adjourned meeting shall be given specifying the time and place of the adjourned meeting but it shall not be necessary to specify in such notice the nature of the business to be transacted at the adjourned meeting and the general nature of the business to be transacted. Save as aforesaid, it shall be unnecessary to give notice of an adjournment.

44. If an amendment is proposed to any resolution under consideration but is in good faith ruled out of order by the chairman of the meeting, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. In the case of a resolution duly proposed as a special resolution, no amendment thereto (other than a mere clerical amendment to correct a patent error) may in any event be considered or voted upon.

VOTING

45. Subject to any special rights or restrictions as to voting for the time being attached to any shares by or in accordance with these Articles, at any general meeting on a show of hands every Member present in person (or being a corporation, is present by a duly authorised representative), or by proxy shall have one vote and on a poll every Member present in person or by proxy or, in the case of a Member being a corporation, by its duly authorised representative shall have one vote for every share of which he is the holder but so that no amount paid up or credited as paid up on a share in advance of calls or instalments is treated for the foregoing purposes as paid up on the share. Notwithstanding anything contained in these Articles, where more than one proxy is appointed by a Member which is a clearing house or a central depository house (or its nominee(s)), each such proxy shall have one vote on a show of hands. A resolution put to the vote of a meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded:

(a)	by the chairman of such meeting; or

(b)	by at least three Members present in person or (in the case of a Member being a corporation) by its duly authorised representative or by proxy for the time being entitled to vote at the meeting; or

(c)	by a Member or Members present in person or (in the case of a Member being a corporation) by its duly authorised representative or by proxy and representing not less than one-tenth of the total voting rights of all Members having the right to vote at the meeting; or

(d)	by a Member or Members present in person or (in the case of a Member being a corporation) by its duly authorised representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right; or

(e)	if required by the rules of the Designated Stock Exchange, by any Director or Directors who, individually or collectively, hold proxies in respect of shares representing five per cent. (5%) or more of the total voting rights at such meeting.

A demand by a person as proxy for a Member or in the case of a Member being a corporation by its duly authorised representative shall be deemed to be the same as a demand by a Member.

46. Unless a poll is duly demanded and the demand is not withdrawn, a declaration by the chairman that a resolution has been carried, or carried unanimously, or by a particular majority, or not carried by a particular majority, or lost, and an entry to that effect made in the minute book of the Company, shall be conclusive evidence of the facts without proof of the number or proportion of the votes recorded for or against the resolution.

47. If a poll is duly demanded the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. There shall be no requirement for the chairman to disclose the voting figures on a poll.

48. A poll demanded on the election of a chairman, or on a question of adjournment, shall be taken forthwith. A poll demanded on any other question shall be taken in such manner (including the use of ballot or voting papers or tickets) and either forthwith or at such time (being not later than thirty (30) days after the date of the demand) and place as the chairman directs. It shall not be necessary (unless the chairman otherwise directs) for notice to be given of a poll not taken immediately.

49. The demand for a poll shall not prevent the continuance of a meeting or the transaction of any business other than the question on which the poll has been demanded, and, with the consent of the chairman, it may be withdrawn at any time before the close of the meeting or the taking of the poll, whichever is the earlier.

50. On a poll votes may be given either personally or by proxy.

51. A person entitled to more than one vote on a poll need not use all his votes or cast all the votes he uses in the same way.

52. All questions submitted to a meeting shall be decided by a simple majority of votes except where a greater majority is required by these Articles or by the Law. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of such meeting shall be entitled to a second or casting vote in addition to any other vote he may have.

53. Where there are joint holders of any share any one of such joint holders may vote, either in person or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders be present at any meeting the vote of the senior holder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register in respect of the joint holding. Several executors or administrators of a deceased Member in whose name any share stands shall for the purposes of this Article be deemed joint holders thereof.

54. (1) A Member who is a patient for any purpose relating to mental health or in respect of whom an order has been made by any court having jurisdiction for the protection or management of the affairs of persons incapable of managing their own affairs may vote, whether on a show of hands or on a poll, by his receiver, committee, curator bonis or other person in the nature of a receiver, committee or curator bonis appointed by such court, and such receiver, committee, curator bonis or other person may vote on a poll by proxy, and may otherwise act and be treated as if he were the registered holder of such shares for the purposes of general meetings, provided that such evidence as the Board may require of the authority of the person claiming to vote shall have been deposited at the Office, head office or Registration Office, as appropriate, not less than forty-eight (48) hours before the time appointed for holding the meeting, or adjourned meeting or poll, as the case may be.

(2) Any person entitled under Article 53 to be registered as the holder of any shares may vote at any general meeting in respect thereof in the same manner as if he were the registered holder of such shares, provided that forty-eight (48) hours at least before the time of the holding of the meeting or adjourned meeting, as the case may be, at which he proposes to vote, he shall satisfy the Board of his entitlement to such shares, or the Board shall have previously admitted his right to vote at such meeting in respect thereof.

55. No Member shall, unless the Board otherwise determines, be entitled to attend and vote and to be reckoned in a quorum at any general meeting unless he is duly registered and all calls or other sums presently payable by him in respect of shares in the Company have been paid.

56. If:

(a)	any objection shall be raised to the qualification of any voter; or

(b)	any votes have been counted which ought not to have been counted or which might have been rejected; or

(c)	any votes are not counted which ought to have been counted;

the objection or error shall not vitiate the decision of the meeting or adjourned meeting on any resolution unless the same is raised or pointed out at the meeting or, as the case may be, the adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the chairman decides that the same may have affected the decision of the meeting. The decision of the chairman on such matters shall be final and conclusive.

PROXIES

57. Any Member entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. A Member who is the holder of two or more shares may appoint more than one proxy to represent him and vote on his behalf at a general meeting of the Company or at a class meeting. A proxy need not be a Member. In addition, a proxy or proxies representing either a Member who is an individual or a Member which is a corporation shall be entitled to exercise the same powers on behalf of the Member which he or they represent as such Member could exercise.

58. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under its seal or under the hand of an officer, attorney or other person authorised to sign the same. In the case of an instrument of proxy purporting to be signed on behalf of a corporation by an officer thereof it shall be assumed, unless the contrary appears, that such officer was duly authorised to sign such instrument of proxy on behalf of the corporation without further evidence of the facts.

59. The instrument appointing a proxy and (if required by the Board) the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, shall be delivered to such place or one of such places (if any) as may be specified for that purpose in or by way of note to or in any document accompanying the notice convening the meeting (or, if no place is so specified at the Registration Office or the Office, as may be appropriate) not less than forty-eight (48) hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote or, in the case of a poll taken subsequently to the date of a meeting or adjourned meeting, not less than twenty-four (24) hours before the time appointed for the taking of the poll and in default the instrument of proxy shall not be treated as valid. No instrument appointing a proxy shall be valid after the expiration of twelve (12) months from the date named in it as the date of its execution, except at an adjourned meeting or on a poll demanded at a meeting or an adjourned meeting in cases where the meeting was originally held within twelve (12) months from such date. Delivery of an instrument appointing a proxy shall not preclude a Member from attending and voting in person at the meeting convened and in such event, the instrument appointing a proxy shall be deemed to be revoked.

60. Instruments of proxy shall be in any common form or in such other form as the Board may approve (provided that this shall not preclude the use of the two-way form) and the Board may, if it thinks fit, send out with the notice of any meeting forms of instrument of proxy for use at the meeting. The instrument of proxy shall be deemed to confer authority to demand or join in demanding a poll and to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit. The instrument of proxy shall, unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates.

61. A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal, or revocation of the instrument of proxy or of the authority under which it was executed, provided that no intimation in writing of such death, insanity or revocation shall have been received by the Company at the Office or the Registration Office (or such other place as may be specified for the delivery of instruments of proxy in the notice convening the meeting or other document sent therewith) two (2) hours at least before the commencement of the meeting or adjourned meeting, or the taking of the poll, at which the instrument of proxy is used.

62. Anything which under these Articles a Member may do by proxy he may likewise do by his duly appointed attorney and the provisions of these Articles relating to proxies and instruments appointing proxies shall apply mutatis mutandis in relation to any such attorney and the instrument under which such attorney is appointed.

CORPORATIONS ACTING BY REPRESENTATIVES

63. (1) Any corporation which is a Member may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or at any meeting of any class of Members. The person so authorised shall be entitled to exercise the same powers on behalf of such corporation as the corporation could exercise if it were an individual Member and such corporation shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present thereat.

(2) If a clearing house (or its nominee(s)) or a central depository, being a corporation, is a Member, it may authorise such persons as it thinks fit to act as its representatives at any meeting of the Company or at any meeting of any class of Members provided that the authorisation shall specify the number and class of shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Article shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the clearing house or central depository (or its nominee(s)) as if such person was the registered holder of the shares of the Company held by the clearing house or central depository (or its nominee(s)) including the right to vote individually on a show of hands.

(3) Any reference in these Articles to a duly authorised representative of a Member being a corporation shall mean a representative authorised under the provisions of this Article.

ACTION BY WRITTEN RESOLUTIONS OF MEMBERS

64. (1) Subject to these Articles, anything which may be done by resolution of the Company in general meeting or by resolution of a meeting of any class of the Members may be done without a meeting by written resolution in accordance with this Article.

(2) A written resolution is passed when it is signed by (or in the case of a Member that is a corporation, on behalf of) all the Members, or all the Members of the relevant class thereof, entitled to vote thereon, or in the case of an Ordinary Resolution, the requisite majority, and may be signed in as many counterparts as may be necessary.

(3) A resolution in writing made in accordance with this Article is as valid as if it had been passed by the Company in general meeting or by a meeting of the relevant class of Members, as the case may be, and any reference in any Article to a meeting at which a resolution is passed or to Members voting in favour of a resolution shall be construed accordingly.

(4) A resolution in writing made in accordance with this Article shall constitute minutes for the purposes of the Law.

(5) The signed document or documents is or are delivered to the Company, including, if the Company so nominates, by delivery of an Electronic Record by Electronic means to the address specified for that purpose.

(6) For the purposes of this Article, the date of the resolution is the date when the resolution is signed by (or in the case of a Member that is a corporation, on behalf of) the last Member to sign and any reference in any Article to the date of passing of a resolution is, in relation to a resolution made in accordance with this Article, a reference to such date.

BOARD OF DIRECTORS

65. (1) Unless otherwise determined by the Company in general meeting, the number of Directors shall not be less than two (2). There shall be no maximum number of Directors unless otherwise determined from time to time by the Members in general meeting. The Directors shall be elected or appointed in the first place by the subscribers to the Memorandum of Association or by a majority of them and thereafter in accordance with Article 65(3). At any one time, at least majority of the Board of Directors shall be Independent Directors.

(2) Immediately prior to the consummation of Company’s initial public offering, the Directors shall pass a Resolution of Directors dividing themselves into two classes, being the class I directors (the “Class I Directors”) and the class II directors (the “Class II Directors”). The number of Directors in each class shall be as nearly equal as possible. The Class I Directors shall stand elected for a term expiring at the Company's initial meeting after the adoption of these Articles and the Class II Directors shall stand elected for a term expiring at the Company's third annual general meeting of Members following the initial meeting. Directors elected to succeed those Class I Directors whose terms expire shall be elected for a term of office to expire at the first annual general meeting following their election and directors elected to succeed those Class II Directors whose terms expire shall be elected for a term of office to expire at the third annual general meeting following their election. Except as the Act or any applicable law may otherwise require, in the interim between an annual general meeting or general meeting called for the election of Directors and/or the removal of one or more Directors any vacancy on the Board of Directors, may be filled by the majority vote of the remaining Directors.

(3) Subject to the Articles and the Law, the Company may by ordinary resolution elect any person to be a Director either to fill a casual vacancy or as an addition to the existing Board. Any Director so appointed shall hold office only until the next following annual general meeting of the Company, in accordance with the provisions in Article 65(2), above, or until his death, resignation or removal.

(4) The Directors by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting, shall have the power from time to time and at any time to appoint any person as a Director to fill a casual vacancy on the Board or as an addition to the existing Board, whether or not that person has previously served on the Board, subject to these Articles, applicable law and the listing rules of the Designated Stock Exchange. Any Director so appointed shall hold office until the next succeeding annual general meeting of Members or until his earlier death, resignation or removal.

(5) No Director shall be required to hold any shares of the Company by way of qualification and a Director who is not a Member shall be entitled to receive notice of and to attend and speak at any general meeting of the Company and of all classes of shares of the Company.

(6) Subject to any provision to the contrary in these Articles, a Director may be removed by way of a special resolution of the Members at any time before the expiration of his period of office notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under any such agreement).

(7) A vacancy on the Board created by the removal of a Director under the provisions of subparagraph (6) above may be filled by the election or appointment by ordinary resolution of the Members at the meeting at which such Director is removed or by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting.

(8) The Company may from time to time in general meeting by ordinary resolution increase or reduce the number of Directors but so that the number of Directors shall never be less than two (2).

(9) The Directors shall, as soon as may be after each appointment or election of Directors, elect amongst the Directors a chairman (the “Chairman”) and if more than one Director is proposed for this office, the election to such office shall take place in such manner as the Directors may determine.

RETIREMENT OF DIRECTORS

66. (1) Notwithstanding any other provisions in the Articles, the Directors of each Class shall retire from office once they have come to terms, provided that notwithstanding anything herein, the chairman of the Board shall not, whilst holding such office, be subject to retirement or be taken into account in determining the number of Directors to retire.

(2) A retiring Director shall be eligible for re-election and shall continue to act as a Director throughout the meeting at which he retires. The Directors to retire shall include (so far as necessary to ascertain the number of directors to retire) any Director who wishes to retire and not to offer himself for re-election. Any further Directors so to retire shall be those of the other Directors subject to retirement who have been longest in office since their last re-election or appointment and so that as between persons who became or were last re-elected Directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot and, without limitation, the Directors to retire at the first annual general meeting shall be so determined.

67. No person other than a Director retiring at the meeting shall, unless recommended by the Directors for election, be eligible for election as a Director at any general meeting unless a Notice signed by a Member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also a Notice signed by the person to be proposed of his willingness to be elected shall have been lodged at the head office or at the Registration Office provided that the minimum length of the period, during which such Notice(s) are given, shall be at least seven (7) days and that the period for lodgment of such Notice(s) shall commence no earlier than the day after the despatch of the notice of the general meeting appointed for such election and end no later than seven (7) days prior to the date of such general meeting.

DISQUALIFICATION OF DIRECTORS

68. The office of a Director shall be vacated if the Director:

(1) resigns his office by notice in writing delivered to the Company at the Office or tendered at a meeting of the Board;

(2) becomes of unsound mind or dies;

(3) without special leave of absence from the Board, is absent from meetings of the Board for six consecutive months and the Board resolves that his office be vacated;

(4) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors;

(5) is prohibited by law from being a Director; or

(6) ceases to be a Director by virtue of any provision of the Statutes or is removed from office pursuant to these Articles.

ALTERNATE DIRECTORS

69. Any Director may at any time by Notice delivered to the Office or head office or at a meeting of the Directors appoint any person (including another Director) to be his alternate Director. Any person so appointed shall have all the rights and powers of the Director or Directors for whom such person is appointed in the alternative provided that such person shall not be counted more than once in determining whether or not a quorum is present. An alternate Director may be removed at any time by the body which appointed him and, subject thereto, the office of alternate Director shall continue until the happening of any event which, if we were a Director, would cause him to vacate such office or if his appointer ceases for any reason to be a Director. Any appointment or removal of an alternate Director shall be effected by Notice signed by the appointor and delivered to the Office or head office or tendered at a meeting of the Board. An alternate Director may also be a Director in his own right and may act as alternate to more than one Director. An alternate Director shall, if his appointor so requests, be entitled to receive notices of meetings of the Board or of committees of the Board to the same extent as, but in lieu of, the Director appointing him and shall be entitled to such extent to attend and vote as a Director at any such meeting at which the Director appointing him is not personally present and generally at such meeting to exercise and discharge all the functions, powers and duties of his appointor as a Director and for the purposes of the proceedings at such meeting the provisions of these Articles shall apply as if he were a Director save that as an alternate for more than one Director his voting rights shall be cumulative.

70. An alternate Director shall only be a Director for the purposes of the Law and shall only be subject to the provisions of the Law insofar as they relate to the duties and obligations of a Director when performing the functions of the Director for whom he is appointed in the alternative and shall alone be responsible to the Company for his acts and defaults and shall not be deemed to be the agent of or for the Director appointing him. An alternate Director shall be entitled to contract and be interested in and benefit from contracts or arrangements or transactions and to be repaid expenses and to be indemnified by the Company to the same extent mutatis mutandis as if he were a Director but he shall not be entitled to receive from the Company any fee in his capacity as an alternate Director except only such part, if any, of the remuneration otherwise payable to his appointor as such appointor may by Notice to the Company from time to time direct.

71. Every person acting as an alternate Director shall have one vote for each Director for whom he acts as alternate (in addition to his own vote if he is also a Director). If his appointor is for the time being absent from the People’s Republic of China or otherwise not available or unable to act, the signature of an alternate Director to any resolution in writing of the Board or a committee of the Board of which his appointor is a member shall, unless the notice of his appointment provides to the contrary, be as effective as the signature of his appointor.

72. An alternate Director shall ipso facto cease to be an alternate Director if his appointor ceases for any reason to be a Director, however, such alternate Director or any other person may be re-appointed by the Directors to serve as an alternate Director PROVIDED always that, if at any meeting any Director retires but is re-elected at the same meeting, any appointment of such alternate Director pursuant to these Articles which was in force immediately before his retirement shall remain in force as though he had not retired.

DIRECTORS’ FEES AND EXPENSES

73. The Directors shall receive such remuneration as the Board may from time to time determine. Each Director shall be entitled to be repaid or prepaid all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred by him in attending meetings of the Board or committees of the board or general meetings or separate meetings of any class of shares or of debenture of the Company or otherwise in connection with the discharge of his duties as a Director. The ordinary remuneration of the Directors shall from time to time be determined by the Company in general meeting and shall (unless otherwise directed by the resolution by which it is voted) be divided amongst the Board in such proportions and in such manner as the Board may agree or, failing agreement, equally, except that any Director who shall hold office for part only of the period in respect of which such remuneration is payable shall be entitled only to rank in such division for a proportion of remuneration related to the period during which he has held office. Such remuneration shall be deemed to accrue from day to day.

74. Each Director shall be entitled to be repaid or prepaid all travelling, hotel and incidental expenses reasonably incurred or expected to be incurred by him in attending meetings of the Board or committees of the Board or general meetings or separate meetings of any class of shares or of debentures of the Company or otherwise in connection with the discharge of his duties as a Director.

75. Any Director who, by request, goes or resides abroad for any purpose of the Company or who performs services which in the opinion of the Board go beyond the ordinary duties of a Director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine and such extra remuneration shall be in addition to or in substitution for any ordinary remuneration provided for by or pursuant to any other Article.

DIRECTORS’ INTERESTS

76. A Director may:

(a)	hold any other office or place of profit with the Company (except that of Auditor) in conjunction with his office of Director for such period and upon such terms as the Board may determine. Any remuneration (whether by way of salary, commission, participation in profits or otherwise) paid to any Director in respect of any such other office or place of profit shall be in addition to any remuneration provided for by or pursuant to any other Article;

(b)	act by himself or his firm in a professional capacity for the Company (otherwise than as Auditor) and he or his firm may be remunerated for professional services as if he were not a Director;

(c)	continue to be or become a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or member of any other company promoted by the Company or in which the Company may be interested as a vendor, shareholder or otherwise and (unless otherwise agreed) no such Director shall be accountable for any remuneration, profits or other benefits received by him as a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or member of or from his interests in any such other company. Subject as otherwise provided by these Articles the Directors may exercise or cause to be exercised the voting powers conferred by the shares in any other company held or owned by the Company, or exercisable by them as Directors of such other company in such manner in all respects as they think fit (including the exercise thereof in favour of any resolution appointing themselves or any of them directors, managing directors, joint managing directors, deputy managing directors, executive directors, managers or other officers of such company) or voting or providing for the payment of remuneration to the director, managing director, joint managing director, deputy managing director, executive director, manager or other officers of such other company and any Director may vote in favour of the exercise of such voting rights in manner aforesaid notwithstanding that he may be, or about to be, appointed a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer of such a company, and that as such he is or may become interested in the exercise of such voting rights in manner aforesaid.

Notwithstanding the foregoing, no “Independent Director” as defined in FINRA Rules or in Rule 10A-3 under the Exchange Act, and with respect of whom the Board has determined constitutes an “Independent Director” for purposes of compliance with applicable law or the Company’s listing requirements, shall without the consent of the Audit Committee take any of the foregoing actions or any other action that would reasonably be likely to affect such Director’s status as an “Independent Director” of the Company.

77. Subject to the Law and to these Articles, no Director or proposed or intending Director shall be disqualified by his office from contracting with the Company, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatsoever, nor shall any such contract or any other contract or arrangement in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company or the Members for any remuneration, profit or other benefits realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relationship thereby established provided that such Director shall disclose the nature of his interest in any contract or arrangement in which he is interested in accordance with Article 101 herein. Any such transaction that would reasonably be likely to affect a Director’s status as an “Independent Director”, or that would constitute a “related party transaction” as defined by Item 7.N of Form 20F promulgated by the SEC, shall require the approval of the Audit Committee.

78. A Director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with the Company shall declare the nature of his interest at the meeting of the Board at which the question of entering into the contract or arrangement is first considered, if he knows his interest then exists, or in any other case at the first meeting of the Board after he knows that he is or has become so interested. For the purposes of this Article, a general Notice to the Board by a Director to the effect that:

(a)	he is a member or officer of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the Notice be made with that company or firm; or

(b)	he is to be regarded as interested in any contract or arrangement which may after the date of the Notice be made with a specified person who is connected with him;

shall be deemed to be a sufficient declaration of interest under this Article in relation to any such contract or arrangement, provided that no such Notice shall be effective unless either it is given at a meeting of the Board or the Director takes reasonable steps to secure that it is brought up and read at the next Board meeting after it is given.

79. Following a declaration being made pursuant to the last preceding two Articles, subject to any separate requirement for Audit Committee approval under applicable law or the listing rules of the Company’s Designated Stock Exchange, and unless disqualified by the chairman of the relevant Board meeting, a Director may vote in respect of any contract or proposed contract or arrangement in which such Director is interested and may be counted in the quorum at such meeting.

GENERAL POWERS OF THE DIRECTORS

80. (1) The business of the Company shall be managed and conducted by the Board, which may pay all expenses incurred in forming and registering the Company and may exercise all powers of the Company (whether relating to the management of the business of the Company or otherwise) which are not by the Statutes or by these Articles required to be exercised by the Company in general meeting, subject nevertheless to the provisions of the Statutes and of these Articles and to such regulations being not inconsistent with such provisions, as may be prescribed by the Company in general meeting, but no regulations made by the Company in general meeting shall invalidate any prior act of the Board which would have been valid if such regulations had not been made. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Board by any other Article.

(2) Any person contracting or dealing with the Company in the ordinary course of business shall be entitled to rely on any written or oral contract or agreement or deed, document or instrument entered into or executed as the case may be by any two of the Directors acting jointly on behalf of the Company and the same shall be deemed to be validly entered into or executed by the Company as the case may be and shall, subject to any rule of law, be binding on the Company.

(3) Without prejudice to the general powers conferred by these Articles it is hereby expressly declared that the Board shall have the following powers:

(a)	to give to any person the right or option of requiring at a future date that an allotment shall be made to him of any share at par or at such premium as may be agreed;

(b)	to give to any Directors, officers or employees of the Company an interest in any particular business or transaction or participation in the profits thereof or in the general profits of the Company either in addition to or in substitution for a salary or other remuneration; and

(c)	to resolve that the Company be deregistered in the Cayman Islands and continued in a named jurisdiction outside the Cayman Islands subject to the provisions of the Law.

81. Reserved.

82. The Board may by power of attorney appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Board, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board under these Articles) and for such period and subject to such conditions as it may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him. Such attorney or attorneys may, if so authorised under the Seal of the Company, execute any deed or instrument under their personal seal with the same effect as the affixation of the Company’s Seal.

83. The Board may entrust to and confer upon a managing director, joint managing director, deputy managing director, an executive director or any Director any of the powers exercisable by it upon such terms and conditions and with such restrictions as it thinks fit, and either collaterally with, or to the exclusion of, its own powers, and may from time to time revoke or vary all or any of such powers but no person dealing in good faith and without notice of such revocation or variation shall be affected thereby.

84. All cheques, promissory notes, drafts, bills of exchange and other instruments, whether negotiable or transferable or not, and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Board shall from time to time by resolution determine. The Company’s banking accounts shall be kept with such banker or bankers as the Board shall from time to time determine.

85. (1) The Board may establish or concur or join with other companies (being subsidiary companies of the Company or companies with which it is associated in business) in establishing and making contributions out of the Company’s moneys to any schemes or funds for providing pensions, sickness or compassionate allowances, life assurance or other benefits for employees (which expression as used in this and the following paragraph shall include any Director or ex-Director who may hold or have held any executive office or any office of profit under the Company or any of its subsidiary companies) and ex-employees of the Company and their dependants or any class or classes of such person.

(2) The Board may pay, enter into agreements to pay or make grants of revocable or irrevocable pensions or other benefits to employees and ex-employees and their dependants, or to any of such persons, including pensions or benefits additional to those, if any, to which such employees or ex-employees or their dependants are or may become entitled under any such scheme or fund as mentioned in the last preceding paragraph. Any such pension or benefit may, as the Board considers desirable, be granted to an employee either before and in anticipation of or upon or at any time after his actual retirement, and may be subject or not subject to any terms or conditions as the Board may determine.

BORROWING POWERS

86. The Board may exercise all the powers of the Company to raise or borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and, subject to the Law, to issue debentures, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

87. Debentures, bonds and other securities may be made assignable free from any equities between the Company and the person to whom the same may be issued.

88. Any debentures, bonds or other securities may be issued at a discount (other than shares), premium or otherwise and with any special privileges as to redemption, surrender, drawings, allotment of shares, attending and voting at general meetings of the Company, appointment of Directors and otherwise.

89. (1) Where any uncalled capital of the Company is charged, all persons taking any subsequent charge thereon shall take the same subject to such prior charge, and shall not be entitled, by notice to the Members or otherwise, to obtain priority over such prior charge.

(2) The Board shall cause a proper register to be kept, in accordance with the provisions of the Law, of all charges specifically affecting the property of the Company and of any series of debentures issued by the Company and shall duly comply with the requirements of the Law in regard to the registration of charges and debentures therein specified and otherwise.

PROCEEDINGS OF THE DIRECTORS

90. The Board may meet for the despatch of business, adjourn and otherwise regulate its meetings as it considers appropriate. Questions arising at any meeting shall be determined by a majority of votes. In the case of any equality of votes the chairman of the meeting shall have an additional or casting vote.

91. A meeting of the Board may be convened by the Secretary on request of a Director or by any Director. The Secretary shall convene a meeting of the Board. Notice of a meeting of the Board shall be deemed to be duly given to a Director if it is given to such Director in writing or verbally (including in person or by telephone) or via electronic mail or by telephone or in such other manner as the Board may from time to time determine.

92. (1) The quorum necessary for the transaction of the business of the Board may be fixed by the Board and, unless so fixed at any other number, shall be two (2). An alternate Director shall be counted in a quorum in the case of the absence of a Director for whom he is the alternate provided that he shall not be counted more than once for the purpose of determining whether or not a quorum is present.

(2) Directors may participate in any meeting of the Board by means of a conference telephone or other communications equipment through which all persons participating in the meeting can communicate with each other simultaneously and instantaneously and, for the purpose of counting a quorum, such participation shall constitute presence at a meeting as if those participating were present in person.

(3) Any Director who ceases to be a Director at a Board meeting may continue to be present and to act as a Director and be counted in the quorum until the termination of such Board meeting if no other Director objects and if otherwise a quorum of Directors would not be present.

93. The continuing Directors or a sole continuing Director may act notwithstanding any vacancy in the Board but, if and so long as the number of Directors is reduced below the minimum number fixed by or in accordance with these Articles, the continuing Directors or Director, notwithstanding that the number of Directors is below the number fixed by or in accordance with these Articles as the quorum or that there is only one continuing Director, may act for the purpose of filling vacancies in the Board or of summoning general meetings of the Company but not for any other purpose.

94. The Chairman of the Board shall be the chairman of all meetings of the Board. If the Chairman of the Board is not present at any meeting within five (5) minutes after the time appointed for holding the same, the Directors present may choose one of their number to be chairman of the meeting.

95. A meeting of the Board at which a quorum is present shall be competent to exercise all the powers, authorities and discretions for the time being vested in or exercisable by the Board.

96. (1) The Board may delegate any of its powers, authorities and discretions to committees (including, without limitation, the Audit Committee), consisting of such Director or Directors and other persons as it thinks fit, and they may, from time to time, revoke such delegation or revoke the appointment of and discharge any such committees either wholly or in part, and either as to persons or purposes. Any committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, conform to any regulations which may be imposed on it by the Board.

(2) All acts done by any such committee in conformity with such regulations, and in fulfilment of the purposes for which it was appointed, but not otherwise, shall have like force and effect as if done by the Board, and the Board (or if the Board delegates such power, the committee) shall have power to remunerate the members of any such committee, and charge such remuneration to the current expenses of the Company.

97. The meetings and proceedings of any committee consisting of two or more members shall be governed by the provisions contained in these Articles for regulating the meetings and proceedings of the Board so far as the same are applicable and are not superseded by any regulations imposed by the Board under the last preceding Article, indicating, without limitation, any committee charter adopted by the Board for purposes or in respect of any such committee.

98. A resolution in writing signed by all the Directors except such as are temporarily unable to act through ill-health or disability shall (provided that such number is sufficient to constitute a quorum and further provided that a copy of such resolution has been given or the contents thereof communicated to all the Directors for the time being entitled to receive notices of Board meetings in the same manner as notices of meetings are required to be given by these Articles) be as valid and effectual as if a resolution had been passed at a meeting of the Board duly convened and held. Such resolution may be contained in one document or in several documents in like form each signed by one or more of the Directors and for this purpose a facsimile signature of a Director shall be treated as valid.

99. All acts bona fide done by the Board or by any committee or by any person acting as a Director or members of a committee, shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any member of the Board or such committee or person acting as aforesaid or that they or any of them were disqualified or had vacated office, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director or member of such committee.

COMMITTEES

100. Without prejudice to the freedom of the Directors to establish any other committees, for so long as the shares of the Company (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, the Board shall establish and maintain an Audit Committee, a Compensation Committee and a Nomination Committee as committees of the Board, the composition and responsibilities of which shall comply with the FINRA Rules, the rules and regulations of the SEC and the rules and regulations of the Designated Stock Exchange, as appropriate.

101. (1) The Board shall adopt a formal written audit committee charter, a formal written compensation committee charter and review and a formal written Nomination Committee Charter and assess the adequacy of each formal written charter on an annual basis.

(2) The audit committee shall meet at least once every financial quarter, or more frequently as circumstances dictate.

(3) The compensation committee shall meet at least once every financial year, or more frequently as circumstances dictate.

(4) The nomination committee shall meet at least once every financial year, or more frequently as circumstances dictate.

102.  For so long as the shares of the Company (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, the Company shall conduct an appropriate review of all related party transactions on an ongoing basis and shall utilize the Audit Committee for the review and approval of potential conflicts of interest.  Specifically, the Audit Committee shall approve any transaction or transactions between the Company and any of the following parties: (i) any Member owning an interest in the voting power of the Company or any subsidiary of the Company that gives such Member significant influence over the Company or any subsidiary of the Company, (ii) any director or executive officer of the Company or any subsidiary of the Company and any relative of such director or executive officer, (iii) any person in which a substantial interest in the voting power of the Company is owned, directly or indirectly, by any person described in (i) or (ii) or over which such a person is able to exercise significant influence, and (iv) any affiliate (other than a subsidiary) of the Company.

103. The Board may, from time to time, appoint such other committees as may be permitted by Law. Such other committees appointed by the Board shall consist of one (1) or more members of the Board and shall have such powers and perform such duties as may be provided in a resolution of the Board.

OFFICERS

104. (1) The officers of the Company shall consist of the chief executive officer, the chief financial officer, the Directors and Secretary, and such additional officers (who may or may not be Directors) as the Board may from time to time determine, all of whom shall be deemed to be officers for the purposes of the Law and these Articles.

(2) The officers shall receive such remuneration as the Directors may from time to time determine.

105. (1) The Secretary and additional officers, if any, shall be appointed by the Board and shall hold office on such terms and for such period as the Board may determine. If thought fit, two or more persons may be appointed as joint Secretaries. The Board may also appoint from time to time on such terms as it thinks fit one or more assistant or deputy Secretaries.

(2) The Secretary shall attend all meetings of the Members and shall keep correct minutes of such meetings and enter the same in the proper books provided for the purpose. He shall perform such other duties as are prescribed by the Law or these Articles or as may be prescribed by the Board.

106. The officers of the Company shall have such powers and perform such duties in the management, business and affairs of the Company as may be delegated to them by the Directors from time to time.

107. A provision of the Law or of these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as or in place of the Secretary.

REGISTER OF DIRECTORS AND OFFICERS

108. The Company shall cause to be kept in one or more books at its Office a Register of Directors and Officers in which there shall be entered the full names and addresses of the Directors and Officers and such other particulars as required by the Law or as the Directors may determine. The Company shall send to the Registrar of Companies in the Cayman Islands a copy of such register, and shall from time to time notify to the said Registrar of any change that takes place in relation to such Directors and Officers as required by the Law.

MINUTES

109. (1) The Board shall cause minutes to be duly entered in books provided for the purpose:

(a)	of all elections and appointments of officers;

(b)	of the names of the Directors present at each meeting of the Directors and of any committee of the Directors;

(c)	of all resolutions and proceedings of each general meeting of the Members, meetings of the Board and meetings of committees of the Board and where there are managers, of all proceedings of meetings of the managers.

(2)	Minutes shall be kept by the Secretary at the Office.

SEAL

110. (1) The Company shall have one or more Seals, as the Board may determine. For the purpose of sealing documents creating or evidencing securities issued by the Company, the Company may have a securities seal which is a facsimile of the Seal of the Company with the addition of the word “Securities” on its face or in such other form as the Board may approve. The Board shall provide for the custody of each Seal and no Seal shall be used without the authority of the Board or of a committee of the Board authorised by the Board in that behalf. Subject as otherwise provided in these Articles, any instrument to which a Seal is affixed shall be signed autographically by one Director and the Secretary or by two Directors or by such other person (including a Director) or persons as the Board may appoint, either generally or in any particular case, save that as regards any certificates for shares or debentures or other securities of the Company the Board may by resolution determine that such signatures or either of them shall be dispensed with or affixed by some method or system of mechanical signature or by Electronic Signature. Every instrument executed in manner provided by this Article shall be deemed to be sealed and executed with the authority of the Board previously given.

(2) Where the Company has a Seal for use abroad, the Board may by writing under the Seal appoint any agent or committee abroad to be the duly authorised agent of the Company for the purpose of affixing and using such Seal and the Board may impose restrictions on the use thereof as may be thought fit. Wherever in these Articles reference is made to the Seal, the reference shall, when and so far as may be applicable, be deemed to include any such other Seal as aforesaid.

AUTHENTICATION OF DOCUMENTS

111. Any Director or the Secretary or any person appointed by the Board for the purpose may authenticate any documents affecting the constitution of the Company and any resolution passed by the Company or the Board or any committee, and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts, and if any books, records, documents or accounts are elsewhere than at the Office or the head office the local manager or other officer of the Company having the custody thereof shall be deemed to be a person so appointed by the Board. A document purporting to be a copy of a resolution, or an extract from the minutes of a meeting, of the Company or of the Board or any committee which is so certified shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that such minutes or extract is a true and accurate record of proceedings at a duly constituted meeting.

DESTRUCTION OF DOCUMENTS

112. (1) The Company shall be entitled to destroy the following documents at the following times:

(a)	any share certificate which has been cancelled at any time after the expiry of one (1) year from the date of such cancellation;

(b)	any dividend mandate or any variation or cancellation thereof or any notification of change of name or address at any time after the expiry of two (2) years from the date such mandate variation cancellation or notification was recorded by the Company;

(c)	any instrument of transfer of shares which has been registered at any time after the expiry of seven (7) years from the date of registration;

(d)	any allotment letters after the expiry of seven (7) years from the date of issue thereof; and

(e)	copies of powers of attorney, grants of probate and letters of administration at any time after the expiry of seven (7) years after the account to which the relevant power of attorney, grant of probate or letters of administration related has been closed;

and it shall conclusively be presumed in favour of the Company that every entry in the Register purporting to be made on the basis of any such documents so destroyed was duly and properly made and every share certificate so destroyed was a valid certificate duly and properly cancelled and that every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and that every other document destroyed hereunder was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company. Provided always that: (1) the foregoing provisions of this Article shall apply only to the destruction of a document in good faith and without express notice to the Company that the preservation of such document was relevant to a claim; (2) nothing contained in this Article shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any case where the conditions of proviso (1) above are not fulfilled; and (3) references in this Article to the destruction of any document include references to its disposal in any manner.

(2) Notwithstanding any provision contained in these Articles, the Directors may, if permitted by applicable law, authorise the destruction of documents set out in sub-paragraphs (a) to (e) of paragraph (1) of this Article and any other documents in relation to share registration which have been microfilmed or electronically stored by the Company or by the share registrar on its behalf provided always that this Article shall apply only to the destruction of a document in good faith and without express notice to the Company and its share registrar that the preservation of such document was relevant to a claim.

DIVIDENDS AND OTHER PAYMENTS

113. Subject to the Law, the Company in general meeting or the Board may from time to time declare dividends in any currency to be paid to the Members but no dividend shall be declared in excess of the amount recommended by the Board.

114. Dividends may be declared and paid out of the profits of the Company, realised or unrealised, or from any reserve set aside from profits which the Directors determine is no longer needed. The Board may also declare and pay dividends out of share premium account or any other fund or account which can be authorised for this purpose in accordance with the Law.

115. Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provide:

(a)	all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for the purposes of this Article as paid up on the share; and

(b)	all dividends shall be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.

116. The Board may from time to time pay to the Members such interim dividends as appear to the Board to be justified by the profits of the Company and in particular (but without prejudice to the generality of the foregoing) if at any time the share capital of the Company is divided into different classes, the Board may pay such interim dividends in respect of those shares in the capital of the Company which confer on the holders thereof deferred or non-preferential rights as well as in respect of those shares which confer on the holders thereof preferential rights with regard to dividend and provided that the Board acts bona fide the Board shall not incur any responsibility to the holders of shares conferring any preference for any damage that they may suffer by reason of the payment of an interim dividend on any shares having deferred or non-preferential rights and may also pay any fixed dividend which is payable on any shares of the Company half-yearly or on any other dates, whenever such profits, in the opinion of the Board, justifies such payment.

117. The Board may deduct from any dividend or other moneys payable to a Member by the Company on or in respect of any shares all sums of money (if any) presently payable by him to the Company on account of calls or otherwise.

118. No dividend or other moneys payable by the Company on or in respect of any share shall bear interest against the Company.

119. Any dividend, interest or other sum payable in cash to the holder of shares may be paid by cheque or warrant sent through the post addressed to the holder at his registered address or, in the case of joint holders, addressed to the holder whose name stands first in the Register in respect of the shares at his address as appearing in the Register or addressed to such person and at such address as the holder or joint holders may in writing direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the Register in respect of such shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company notwithstanding that it may subsequently appear that the same has been stolen or that any endorsement thereon has been forged. Any one of two or more joint holders may give effectual receipts for any dividends or other moneys payable or property distributable in respect of the shares held by such joint holders.

120. All dividends or bonuses unclaimed for one (1) year after having been declared may be invested or otherwise made use of by the Board for the benefit of the Company until claimed. Any dividend or bonuses unclaimed after a period of six (6) years from the date of declaration shall be forfeited and shall revert to the Company. The payment by the Board of any unclaimed dividend or other sums payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof.

121. Whenever the Board or the Company in general meeting has resolved that a dividend be paid or declared, the Board may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind and in particular of paid up shares, debentures or warrants to subscribe securities of the Company or any other company, or in any one or more of such ways, and where any difficulty arises in regard to the distribution the Board may settle the same as it thinks expedient, and in particular may issue certificates in respect of fractions of shares, disregard fractional entitlements or round the same up or down, and may fix the value for distribution of such specific assets, or any part thereof, and may determine that cash payments shall be made to any Members upon the footing of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as may seem expedient to the Board and may appoint any person to sign any requisite instruments of transfer and other documents on behalf of the persons entitled to the dividend, and such appointment shall be effective and binding on the Members. The Board may resolve that no such assets shall be made available to Members with registered addresses in any particular territory or territories where, in the absence of a registration statement or other special formalities, such distribution of assets would or might, in the opinion of the Board, be unlawful or impracticable and in such event the only entitlement of the Members aforesaid shall be to receive cash payments as aforesaid. Members affected as a result of the foregoing sentence shall not be or be deemed to be a separate class of Members for any purpose whatsoever.

122. (1) Whenever the Board or the Company in general meeting has resolved that a dividend be paid or declared on any class of the share capital of the Company, the Board may further resolve either:

(a)	that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that the Members entitled thereto will be entitled to elect to receive such dividend (or part thereof if the Board so determines) in cash in lieu of such allotment. In such case, the following provisions shall apply:

(i)	the basis of any such allotment shall be determined by the Board;

(ii)	the Board, after determining the basis of allotment, shall give not less than ten (10) days’ Notice to the holders of the relevant shares of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(iii)	the right of election may be exercised in respect of the whole or part of that portion of the dividend in respect of which the right of election has been accorded; and

(iv)	the dividend (or that part of the dividend to be satisfied by the allotment of shares as aforesaid) shall not be payable in cash on shares in respect whereof the cash election has not been duly exercised (“the non-elected shares”) and in satisfaction thereof shares of the relevant class shall be allotted credited as fully paid up to the holders of the non-elected shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserves or other special account, share premium account or capital redemption reserve) as the Board may determine, such sum as may be required to pay up in full the appropriate number of shares of the relevant class for allotment and distribution to and amongst the holders of the non-elected shares on such basis; or

(b)	that the Members entitled to such dividend shall be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as the Board may think fit. In such case, the following provisions shall apply:

(i)	the basis of any such allotment shall be determined by the Board;

(ii)	the Board, after determining the basis of allotment, shall give not less than ten (10) days’ Notice to the holders of the relevant shares of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(iii)	the right of election may be exercised in respect of the whole or part of that portion of the dividend in respect of which the right of election has been accorded; and

(iv)	the dividend (or that part of the dividend in respect of which a right of election has been accorded) shall not be payable in cash on shares in respect whereof the share election has been duly exercised (“the elected shares”) and in lieu thereof shares of the relevant class shall be allotted credited as fully paid up to the holders of the elected shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserves or other special account, share premium account or capital redemption reserve) as the Board may determine, such sum as may be required to pay up in full the appropriate number of shares of the relevant class for allotment and distribution to and amongst the holders of the elected shares on such basis.

(2) (a) The shares allotted pursuant to the provisions of paragraph (1) of this Article shall rank pari passu in all respects with shares of the same class (if any) then in issue save only as regards participation in the relevant dividend or in any other distributions, bonuses or rights paid, made, declared or announced prior to or contemporaneously with the payment or declaration of the relevant dividend unless, contemporaneously with the announcement by the Board of their proposal to apply the provisions of sub-paragraph (a) or (b) of paragraph (2) of this Article in relation to the relevant dividend or contemporaneously with their announcement of the distribution, bonus or rights in question, the Board shall specify that the shares to be allotted pursuant to the provisions of paragraph (1) of this Article shall rank for participation in such distribution, bonus or rights.

(b)	The Board may do all acts and things considered necessary or expedient to give effect to any capitalisation pursuant to the provisions of paragraph (1) of this Article, with full power to the Board to make such provisions as it thinks fit in the case of shares becoming distributable in fractions (including provisions whereby, in whole or in part, fractional entitlements are aggregated and sold and the net proceeds distributed to those entitled, or are disregarded or rounded up or down or whereby the benefit of fractional entitlements accrues to the Company rather than to the Members concerned). The Board may authorise any person to enter into on behalf of all Members interested, an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made pursuant to such authority shall be effective and binding on all concerned.

(3) The Company may upon the recommendation of the Board by ordinary resolution resolve in respect of any one particular dividend of the Company that notwithstanding the provisions of paragraph (1) of this Article a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to shareholders to elect to receive such dividend in cash in lieu of such allotment.

(4) The Board may on any occasion determine that rights of election and the allotment of shares under paragraph (1) of this Article shall not be made available or made to any shareholders with registered addresses in any territory where, in the absence of a registration statement or other special formalities, the circulation of an offer of such rights of election or the allotment of shares would or might, in the opinion of the Board, be unlawful or impracticable, and in such event the provisions aforesaid shall be read and construed subject to such determination. Members affected as a result of the foregoing sentence shall not be or be deemed to be a separate class of Members for any purpose whatsoever.

(5) Any resolution declaring a dividend on shares of any class, whether a resolution of the Company in general meeting or a resolution of the Board, may specify that the same shall be payable or distributable to the persons registered as the holders of such shares at the close of business on a particular date, notwithstanding that it may be a date prior to that on which the resolution is passed, and thereupon the dividend shall be payable or distributable to them in accordance with their respective holdings so registered, but without prejudice to the rights inter se in respect of such dividend of transferors and transferees of any such shares. The provisions of this Article shall mutatis mutandis apply to bonuses, capitalisation issues, distributions of realised capital profits or offers or grants made by the Company to the Members.

RESERVES

123. (1) The Board shall establish an account to be called the share premium account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any share in the Company. Unless otherwise provided by the provisions of these Articles, the Board may apply the share premium account in any manner permitted by the Law. The Company shall at all times comply with the provisions of the Law in relation to the share premium account.

(2) Before recommending any dividend, the Board may set aside out of the profits of the Company such sums as it determines as reserves which shall, at the discretion of the Board, be applicable for any purpose to which the profits of the Company may be properly applied and pending such application may, also at such discretion, either be employed in the business of the Company or be invested in such investments as the Board may from time to time think fit and so that it shall not be necessary to keep any investments constituting the reserve or reserves separate or distinct from any other investments of the Company. The Board may also without placing the same to reserve carry forward any profits which it may think prudent not to distribute.

CAPITALISATION

124. The Company may, upon the recommendation of the Board, at any time and from time to time pass an ordinary resolution to the effect that it is desirable to capitalise all or any part of any amount for the time being standing to the credit of any reserve or fund (including a share premium account and capital redemption reserve and the profit and loss account) whether or not the same is available for distribution and accordingly that such amount be set free for distribution among the Members or any class of Members who would be entitled thereto if it were distributed by way of dividend and in the same proportions, on the footing that the same is not paid in cash but is applied either in or towards paying up the amounts for the time being unpaid on any shares in the Company held by such Members respectively or in paying up in full unissued shares, debentures or other obligations of the Company, to be allotted and distributed credited as fully paid up among such Members, or partly in one way and partly in the other, and the Board shall give effect to such resolution provided that, for the purposes of this Article, a share premium account and any capital redemption reserve or fund representing unrealised profits, may be applied only in paying up in full unissued shares of the Company to be allotted to such Members credited as fully paid.

125. The Board may settle, as it considers appropriate, any difficulty arising in regard to any distribution under the last preceding Article and in particular may issue certificates in respect of fractions of shares or authorise any person to sell and transfer any fractions or may resolve that the distribution should be as nearly as may be practicable in the correct proportion but not exactly so or may ignore fractions altogether, and may determine that cash payments shall be made to any Members in order to adjust the rights of all parties, as may seem expedient to the Board. The Board may appoint any person to sign on behalf of the persons entitled to participate in the distribution any contract necessary or desirable for giving effect thereto and such appointment shall be effective and binding upon the Members.

ACCOUNTING RECORDS

126. The Board shall cause true accounts to be kept of the sums of money received and expended by the Company, and the matters in respect of which such receipt and expenditure take place, and of the property, assets, credits and liabilities of the Company and of all other matters required by the Law or necessary to give a true and fair view of the Company’s affairs and to explain its transactions.

127. The accounting records shall be kept at the Office or, at such other place or places as the Board decides and shall always be open to inspection by the Directors. No Member (other than a Director) shall have any right of inspecting any accounting record or book or document of the Company except as conferred by law or authorised by the Board or the Company in general meeting.

128. Subject to Article 129, a printed copy of the Directors’ report, accompanied by the balance sheet and profit and loss account, including every document required by law to be annexed thereto, made up to the end of the applicable financial year and containing a summary of the assets and liabilities of the Company under convenient heads and a statement of income and expenditure, together with a copy of the Auditors’ report, shall be sent to each person entitled thereto at least ten (10) days before the date of the general meeting and laid before the Company at the annual general meeting held in accordance with Article 35 provided that this Article shall not require a copy of those documents to be sent to any person whose address the Company is not aware or to more than one of the joint holders of any shares or debentures.

129. Subject to due compliance with all applicable Statutes, rules and regulations, including, without limitation, the rules of the Designated Stock Exchange, and to obtaining all necessary consents, if any, required thereunder, the requirements of Article 128 shall be deemed satisfied in relation to any person by sending to the person in any manner not prohibited by the Statutes, summarised financial statements derived from the Company’s annual accounts and the directors’ report which shall be in the form and containing the information required by applicable laws and regulations, provided that any person who is otherwise entitled to the annual financial statements of the Company and the directors’ report thereon may, if he so requires by notice in writing served on the Company, demand that the Company sends to him, in addition to summarised financial statements, a complete printed copy of the Company’s annual financial statement and the directors’ report thereon.

130. The requirement to send to a person referred to in Article 128 the documents referred to in that article or a summary financial report in accordance with Article 129 shall be deemed satisfied where, in accordance with all applicable Statutes, rules and regulations, including, without limitation, the rules of the Designated Stock Exchange, the Company publishes copies of the documents referred to in Article 128 and, if applicable, a summary financial report complying with Article 129, on the Company’s computer network or in any other permitted manner (including by sending any form of electronic communication), and that person has agreed or is deemed to have agreed to treat the publication or receipt of such documents in such manner as discharging the Company’s obligation to send to him a copy of such documents.

AUDIT

131. Subject to applicable law and rules of the Designated Stock Exchange:

(1) At the annual general meeting or at a subsequent extraordinary general meeting in each year, the Members shall appoint an auditor to audit the accounts of the Company and such auditor shall hold office until the Members appoint another auditor. Such auditor may be a Member but no Director or officer or employee of the Company shall, during his continuance in office, be eligible to act as an auditor of the Company.

(2) A person, other than a retiring Auditor, shall not be capable of being appointed Auditor at an annual general meeting unless notice in writing of an intention to nominate that person to the office of Auditor has been given not less than fourteen (14) days before the annual general meeting and furthermore, the Company shall send a copy of any such notice to the retiring Auditor. The Members may, at any general meeting convened and held in accordance with these Articles, by special resolution remove the Auditor at any time before the expiration of his term of office and shall by ordinary resolution at that meeting appoint another Auditor in his stead for the remainder of his term.

(3) The Members may, at any general meeting convened and held in accordance with these Articles, by ordinary resolution remove the Auditor at any time before the expiration of his term of office and shall by ordinary resolution at that meeting appoint another Auditor in his stead for the remainder of his term.

132. Subject to the Law the accounts of the Company shall be audited at least once in every year.

133. The remuneration of the Auditor shall be fixed by the Company in general meeting or in such manner as the Members may determine.

134. If the office of auditor becomes vacant by the resignation or death of the Auditor, or by his becoming incapable of acting by reason of illness or other disability at a time when his services are required, the Directors shall fill the vacancy and determine the remuneration of such Auditor.

135. The Auditor shall at all reasonable times have access to all books kept by the Company and to all accounts and vouchers relating thereto; and he may call on the Directors or officers of the Company for any information in their possession relating to the books or affairs of the Company.

136. The statement of income and expenditure and the balance sheet provided for by these Articles shall be examined by the Auditor and compared by him with the books, accounts and vouchers relating thereto; and he shall make a written report thereon stating whether such statement and balance sheet are drawn up so as to present fairly the financial position of the Company and the results of its operations for the period under review and, in case information shall have been called for from Directors or officers of the Company, whether the same has been furnished and has been satisfactory. The financial statements of the Company shall be audited by the Auditor in accordance with generally accepted auditing standards. The Auditor shall make a written report thereon in accordance with generally accepted auditing standards and the report of the Auditor shall be submitted to the Members in general meeting. The generally accepted auditing standards referred to herein may be those of a country or jurisdiction other than the Cayman Islands. If so, the financial statements and the report of the Auditor should disclose this fact and name such country or jurisdiction.

NOTICES

137. Any Notice or document, whether or not, to be given or issued under these Articles from the Company to a Member shall be in writing or by cable, telex or facsimile transmission message or other form of electronic transmission or communication and any such Notice and document may be served or delivered by the Company on or to any Member either personally or by sending it through the post in a prepaid envelope addressed to such Member at his registered address as appearing in the Register or at any other address supplied by him to the Company for the purpose or, as the case may be, by transmitting it to any such address or transmitting it to any telex or facsimile transmission number or electronic number or address or website supplied by him to the Company for the giving of Notice to him or which the person transmitting the notice reasonably and bona fide believes at the relevant time will result in the Notice being duly received by the Member or may also be served by advertisement in appropriate newspapers in accordance with the requirements of the Designated Stock Exchange or, to the extent permitted by the applicable laws, by placing it on the Company’s website and giving to the member a notice stating that the notice or other document is available there (a “notice of availability”). The notice of availability may be given to the Member by any of the means set out above. In the case of joint holders of a share all notices shall be given to that one of the joint holders whose name stands first in the Register and notice so given shall be deemed a sufficient service on or delivery to all the joint holders.

138. Any Notice or other document:

(a)	if served or delivered by post, shall where appropriate be sent by airmail and shall be deemed to have been served or delivered on the day following that on which the envelope containing the same, properly prepaid and addressed, is put into the post; in proving such service or delivery it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly addressed and put into the post and a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board that the envelope or wrapper containing the Notice or other document was so addressed and put into the post shall be conclusive evidence thereof;

(b)	if sent by electronic communication, shall be deemed to be given on the day on which it is transmitted from the server of the Company or its agent. A Notice placed on the Company’s website is deemed given by the Company to a Member on the day following that on which a notice of availability is deemed served on the Member;

(c)	if served or delivered in any other manner contemplated by these Articles, shall be deemed to have been served or delivered at the time of personal service or delivery or, as the case may be, at the time of the relevant despatch or transmission; and in proving such service or delivery a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board as to the act and time of such service, delivery, despatch or transmission shall be conclusive evidence thereof; and

(d)	may be given to a Member in the English language or such other language as may be approved by the Directors, subject to due compliance with all applicable Statutes, rules and regulations.

139. (1) Any Notice or other document delivered or sent by post to or left at the registered address of any Member in pursuance of these Articles shall, notwithstanding that such Member is then dead or bankrupt or that any other event has occurred, and whether or not the Company has notice of the death or bankruptcy or other event, be deemed to have been duly served or delivered in respect of any share registered in the name of such Member as sole or joint holder unless his name shall, at the time of the service or delivery of the Notice or document, have been removed from the Register as the holder of the share, and such service or delivery shall for all purposes be deemed a sufficient service or delivery of such Notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share.

(2) A Notice may be given by the Company to the person entitled to a share in consequence of the death, mental disorder or bankruptcy of a Member by sending it through the post in a prepaid letter, envelope or wrapper addressed to him by name, or by the title of representative of the deceased, or trustee of the bankrupt, or by any like description, at the address, if any, supplied for the purpose by the person claiming to be so entitled, or (until such an address has been so supplied) by giving the notice in any manner in which the same might have been given if the death, mental disorder or bankruptcy had not occurred.

(3) Any person who by operation of law, transfer or other means whatsoever shall become entitled to any share shall be bound by every Notice in respect of such share which prior to his name and address being entered on the Register shall have been duly given to the person from whom he derives his title to such share.

SIGNATURES

140. For the purposes of these Articles, a cable or telex or facsimile or electronic transmission message purporting to come from a holder of shares or, as the case may be, a Director, or, in the case of a corporation which is a holder of shares from a director or the secretary thereof or a duly appointed attorney or duly authorised representative thereof for it and on its behalf, shall in the absence of express evidence to the contrary available to the person relying thereon at the relevant time be deemed to be a document or instrument in writing signed by such holder or Director in the terms in which it is received.

WINDING UP

141. A resolution that the Company be wound up by the court or be wound up voluntarily shall be a special resolution.

142. (1) Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares (i) if the Company shall be wound up and the assets available for distribution amongst the Members of the Company shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu amongst such members in proportion to the amount paid up on the shares held by them respectively and (ii) if the Company shall be wound up and the assets available for distribution amongst the Members as such shall be insufficient to repay the whole of the paid-up capital such assets shall be distributed so that, a nearly as may be, the losses shall be borne by the Members in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them respectively.

(2) If the Company shall be wound up (whether the liquidation is voluntary or by the court) the liquidator may, with the authority of a special resolution and any other sanction required by the Law, divide among the Members in specie or kind the whole or any part of the assets of the Company and whether or not the assets shall consist of properties of one kind or shall consist of properties to be divided as aforesaid of different kinds, and may for such purpose set such value as he deems fair upon any one or more class or classes of property and may determine how such division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of the Members as the liquidator with the like authority shall think fit, and the liquidation of the Company may be closed and the Company dissolved, but so that no contributory shall be compelled to accept any shares or other property in respect of which there is a liability.

INDEMNITY

143. (1) The Directors, Secretary and other officers for the time being of the Company and the liquidator or trustees (if any) for the time being acting in relation to any of the affairs of the Company and everyone of them, and everyone of their heirs, executors and administrators, shall be indemnified and secured harmless out of the assets and profits of the Company from and against all actions, costs, charges, losses, damages and expenses which they or any of them, their or any of their heirs, executors or administrators, shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, in their respective offices or trusts; and none of them shall be answerable for the acts, receipts, neglects or defaults of the other or others of them or for joining in any receipts for the sake of conformity, or for any bankers or other persons with whom any moneys or effects belonging to the Company shall or may be lodged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any moneys of or belonging to the Company shall be placed out on or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts, or in relation thereto; PROVIDED THAT this indemnity shall not extend to any matter in respect of any fraud or dishonesty which may attach to any of said persons.

(2) Each Member agrees to waive any claim or right of action he might have, whether individually or by or in the right of the Company, against any Director on account of any action taken by such Director, or the failure of such Director to take any action in the performance of his duties with or for the Company; PROVIDED THAT such waiver shall not extend to any matter in respect of any fraud or dishonesty which may attach to such Director.

AMENDMENT TO MEMORANDUM AND ARTICLES OF ASSOCIATION

AND NAME OF COMPANY

144. No Article shall be rescinded, altered or amended and no new Article shall be made until the same has been approved by a special resolution of the Members. A special resolution shall be required to alter the provisions of the Memorandum of Association or to change the name of the Company.

INFORMATION

145. No Member shall be entitled to require discovery of or any information respecting any detail of the Company’s trading or any matter which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Directors it will be inexpedient in the interests of the members of the Company to communicate to the public.

MERGERS AND CONSOLIDATIONS

146. Subject to the Law and these Articles, the Company shall, with the approval of a special resolution, have the power to merge or consolidate with one or more constituent companies (as defined in the Law) upon such terms as the Directors may determine.

TRANSFERS BY WAY OF CONTINUATION

147. Subject to the Law and these Articles, the Company shall, with the approval of a special resolution, have the power to register by way of continuation as a body corporate under the laws of a jurisdiction outside of the Cayman Islands and be deregistered in the Cayman Islands.

Appendix B

THIS SECURITIES PURCHASE AGREEMENT (THIS “AGREEMENT”) RELATES TO AN OFFER AND SALE OF SECURITIES IN AN OFFSHORE TRANSACTION TO PERSONS WHO ARE NOT U.S. PERSONS (AS DEFINED HEREIN) PURSUANT TO REGULATION S (AS DEFINED HEREIN) UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”).

NONE OF THE SECURITIES TO WHICH THIS SECURITIES PURCHASE AGREEMENT RELATES HAVE BEEN REGISTERED UNDER THE SECURITIES ACT, OR ANY U.S. STATE SECURITIES LAWS, AND, UNLESS SO REGISTERED, NONE MAY BE OFFERED OR SOLD, DIRECTLY OR INDIRECTLY, IN THE UNITED STATES OR TO U.S. PERSONS (AS DEFINED HEREIN) EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S UNDER THE SECURITIES ACT, PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN EACH CASE ONLY IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS.

FORM OF SECURITIES PURCHASE AGREEMENT

THIS AGREEMENT, dated as of September 7, 2020, is entered into by and between Powerbridge Technologies Co., Ltd., a Cayman Islands exempted company with limited liability(“Company”), and [●], its successors and/or assigns (“Purchaser”).

A. Company and Purchaser are executing and delivering this Agreement pursuant to the exemption from securities registration afforded by the Securities Act, Regulation S promulgated thereunder by the United States Securities and Exchange Commission (the “SEC”).

B. Purchaser desires to purchase and Company desires to issue and sell, upon the terms and conditions set forth in this Agreement, a Convertible Promissory Note, in the form attached hereto as Exhibit A, in the aggregate principal amount of US$50,000,000 (the “Note”), convertible into ordinary shares, $0.00166667 par value per share (“Ordinary Share”), upon the terms and subject to the limitations and conditions set forth in such Note.

C. This Agreement, the Note, and all other certificates, documents, agreements, resolutions, and instruments delivered to any party under or in connection with this Agreement, as the same may be amended from time to time, are collectively referred to herein as the “Transaction Documents.”

D. For purposes of this Agreement: “Conversion Shares” means all Ordinary Shares issuable upon conversion of all or any portion of the Note; and “Securities” means the Note and the Conversion Shares.

NOW, THEREFORE, in consideration of the above recitals and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Company and Purchaser hereby agree as follows:

1. Purchase and Sale of Securities.

1.1. Purchase of Securities.

Company shall issue and sell to Purchaser and Purchaser shall purchase from Company the Note. In consideration thereof, Purchaser shall pay the Purchase Price (as defined below) to the Company.

1.2. Form of Payment.

On the Closing Date (as defined below), Purchaser shall pay the Purchase Price to the Company via wire transfer of immediately available funds against delivery of the Note.

1.3. Closing Date.

Subject to the satisfaction (or written waiver) of the conditions set forth in Section 5 and Section 6 below, the closing of the transactions contemplated by this Agreement (the “Closing”) shall be 10:00 a.m., New York time, on the first (1st) Business Day on which the conditions to the Closing set forth in Sections 5 and 6 below are satisfied or waived (or such other date as is mutually agreed to by the Company and each Buyer) the offices of Hunter Taubman Fischer & Li LLC in New York, New York.

1.4. Collateral for the Note.

The Note shall not be secured.

1.5. Purchase Price.

The “Purchase Price” shall be US$50,000,000.

2. Purchaser’s Representations and Warranties.

Purchaser represents and warrants to Company that as of the date hereof and as of the Closing Date:

2.1 Organization. Purchaser is duly incorporated or formed, validly existing and in good standing under the laws of the jurisdiction of its formation, with full right, or similar power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder and thereunder.

2.2 Authority. Purchaser has the requisite power and authority to enter into and perform this Agreement and to purchase Securities being sold to it hereunder. The execution, delivery and performance of this Agreement by Purchaser and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate, partnership or limited liability company action, and no further consent or authorization of Purchaser or its Board of Directors, shareholders, partners, members, or managers, as the case may be, is required. This Agreement has been duly authorized, executed and delivered by Purchaser and constitutes, or shall constitute when executed and delivered, a valid and binding obligation of Purchaser enforceable against Purchaser in accordance with the terms hereof.

2.3 Purchase Entirely for Own Account. This Agreement is made with Purchaser in reliance upon Purchaser’s representation to Company, which by Purchaser’s execution of this Agreement, Purchaser hereby confirms. Securities to be acquired by Purchaser will be acquired for investment for Purchaser’s own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, Purchaser further represents that Purchaser does not presently have any contract, undertaking, agreement or arrangement with any individual, corporation, partnership, limited liability company, joint venture, trust or other entity (“Person”) to sell, transfer or grant participations to any Person, with respect to any of the Purchaser’s Securities.

2.4 Experience of Purchaser. Purchaser, either alone or together with its representatives, has such knowledge, sophistication, and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in Securities, and has so evaluated the merits and risks of such investment.

2.5 Ability to Bear Risk. Purchaser understands and agrees that the purchase of Securities is a high risk investment and that Purchaser is able to afford and bear an investment in a speculative venture having the risks and objectives of Company, including a risk of total loss of such investment. Purchaser must bear the substantial economic risks of the investment in Securities indefinitely because Securities may not be sold, hypothecated or otherwise disposed of unless subsequently registered under the Securities Act and applicable state securities laws or an exemption from such registration(s) is available.

2.6 Disclosure of Information. Purchaser has been given access to full and complete information regarding Company and has utilized such access to Purchaser’s satisfaction for the purpose of obtaining such information regarding Company as Purchaser has reasonably requested. In particular, Purchaser: (i) has received and thoroughly read and evaluated all the disclosures contained in this Agreement; and (ii) has been given a reasonable opportunity to review such documents as Purchaser has requested and to ask questions of, and to receive answers from, representatives of Company concerning Securities and the business and affairs of Company and to obtain any additional information concerning Company’s business to the extent reasonably available so as to understand more fully the nature of this investment and to verify the accuracy of the information supplied. Purchaser is satisfied that he, she or it has received adequate information with respect to all matters which he, she or it considers material to its decision to make this investment.

2.7 Restricted Securities. Purchaser understands that Securities have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act, which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of Purchaser’s representations as expressed herein. Purchaser understands that Securities are “restricted securities” under applicable U.S. federal and state securities laws and that, pursuant to these laws, Purchaser must hold Securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available. Except as otherwise provided herein, Purchaser acknowledges that Company has no obligation to register or qualify Securities. Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period of Securities, or requirements relating to Company that are outside of Purchaser’s control, and which Company is under no obligation, and may not be able, to satisfy.

2.8 Use of Proceeds. Purchaser acknowledges the Company may use the net proceeds from the transaction contemplated by this Agreement for the planned advertising and media technology platform business for working capital, general corporate use and other purposes as approved by the board of directors of the Company.

2.9 Trading Restrictions. Purchaser has been independently advised as to the restrictions with respect to trading Securities and with respect to the resale restrictions imposed by applicable securities laws, hereby confirms that no representation has been made to him, her or it by or on behalf of Company with respect thereto, hereby acknowledges the risks relating to an investment therein and of the fact that he, she or it may not be able to resell Securities except in accordance with limited exemptions under applicable securities legislation and regulatory policy until expiry of the applicable restriction period and compliance with the other requirements of applicable law, that Purchaser (or others for whom he, she or it is contracting hereunder) is solely responsible to find out what these restrictions are and that Purchaser is solely responsible (and not Company) for compliance with applicable resale restrictions and that Purchaser is aware that he, she or it may not be able to resell Securities except in accordance with limited exemptions under applicable securities laws, and he, she or it agrees that any certificates representing Securities may bear a legend indicating that the resale of such securities is restricted.

2.10 Holding Periods. Purchaser is solely responsible (and not Company) for compliance with all applicable hold periods and resale restrictions to which Securities are subject.

2.11 Regulation S Exemption. Purchaser acknowledges and agrees that none of Securities have been registered under the Securities Act, or under any state securities or “blue sky” laws of any state of the United States, and are being offered only in a transaction not involving any public offering within the meaning of the Securities Act, and, unless so registered, may not be offered or sold in the United States or to U.S. Persons (as defined herein), except pursuant to an effective registration statement under the Securities Act, or pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act, and in each case only in accordance with applicable state and provincial securities laws. Purchaser understands that Securities are being offered and sold to him, her or it in reliance on an exemption from the registration requirements of United States federal and state securities laws under Regulation S promulgated under the Securities Act and that Company is relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgments and understandings of Purchaser set forth herein in order to determine the applicability of such exemptions and the suitability of Purchaser to acquire Securities. In this regard, Purchaser represents, warrants and agrees that the Purchaser is a “non-US person” as defined in Regulation S. The Purchaser further makes the representations and warranties to the Company set forth on Exhibit B. Such Purchaser is not required to be registered as a broker-dealer under Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and such Purchaser is not a broker-dealer, nor an affiliate of a broker-dealer.

2.12 No Advertisements or Direct Selling Effort. Purchaser is not receiving Securities as a result of or subsequent to any advertisement, article, notice or other communication published in any newspaper, magazine, or similar media or broadcast over television or radio or via the Internet, or presented at any seminar or meeting. Purchaser has not acquired Securities as a result of, and will not engage in, any “directed selling efforts” (as defined in Regulation S) in the United States in respect of any of Securities which would include any activities undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the resale of any of Securities; provided, however, that Purchaser may sell or otherwise dispose of any of Securities pursuant to registration of any of Securities pursuant to the Securities Act and any applicable state securities laws or under an exemption from such registration requirements and as otherwise provided herein.

2.13 Legend. Purchaser acknowledges and agrees that Securities shall bear a restricted legend (the “Legend”), in the form and substance as set forth in Section 7 hereof, disclosing the prohibition on the offer, sale, pledge or transfer of Securities, except (i) pursuant to an effective registration statement filed under the Securities Act, (ii) in accordance with the applicable provisions of Regulation S, promulgated under the Securities Act, (iii) pursuant to an exemption from registration provided by Rule 144 under the Securities Act (if available), and (iv) pursuant to any other exemption from the registration requirements of the Securities Act or for estate planning purposes (subject to any escrow restrictions).

2.14 Economic Considerations. Purchaser is not relying on Company, or its affiliates or agents with respect to economic considerations involved in this investment. Purchaser has relied solely on his, her or its own advisors.

2.15 Compliance with Laws. Any resale of Securities during the “distribution compliance period” as defined in Rule 902(f) to Regulation S shall only be made in compliance with exemptions from registration afforded by Regulation S. Further, any such sale of Securities in any jurisdiction outside of the United States will be made in compliance with the securities laws of such jurisdiction. Purchaser will not offer to sell or sell Securities in any jurisdiction unless Purchaser obtains all required consents, if any.

2.16 General. Purchaser understands that Securities are being offered and sold in reliance on a transactional exemption from the registration requirements of federal and state securities laws and Company is relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgments and understandings of Purchaser set forth herein in order to determine the applicability of such exemptions and the suitability of Purchaser to acquire Securities.

3. Company’s Representations and Warranties.

3.1 Company represents and warrants to Purchaser that as of the date hereof and as of the Closing Date: (i) Company is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation and has the requisite corporate power to own its properties and to carry on its business as now being conducted; (ii) Company is duly qualified as a foreign corporation to do business and is in good standing in each jurisdiction where the nature of the business conducted or property owned by it makes such qualification necessary; (iii) each of the Transaction Documents and the transactions contemplated hereby and thereby, have been duly and validly authorized by Company and all necessary actions have been taken; (iv) this Agreement, the Note, and the other Transaction Documents have been duly executed and delivered by Company and constitute the valid and binding obligations of Company enforceable in accordance with their terms; (v) the execution and delivery of the Transaction Documents by Company, the issuance of Securities in accordance with the terms hereof, and the consummation by Company of the other transactions contemplated by the Transaction Documents do not and will not conflict with or result in a breach by Company of any of the terms or provisions of, or constitute a default under (a) Company’s formation documents or bylaws, each as currently in effect, (b) any indenture, mortgage, deed of trust, or other material agreement or instrument to which Company is a party or by which it or any of its properties or assets are bound, including, without limitation, any listing agreement for Ordinary Share, or (c) any existing applicable law, rule, or regulation or any applicable decree, judgment, or order of any court, United States federal, state or foreign regulatory body, administrative agency, or other governmental body having jurisdiction over Company or any of Company’s properties or assets; (vi) no further authorization, approval or consent of any court, governmental body, regulatory agency, self-regulatory organization, or share exchange or market or the shareholders or any lender of Company is required to be obtained by Company for the issuance of the Securities to Purchaser or the entering into of the Transaction Documents; (vii) none of Company’s filings with the SEC contained, at the time they were filed, any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading; (viii) in the twelve (12) months preceding the date hereof, Company has filed all reports, schedules, forms, statements and other documents required to be filed by Company with the SEC under the Exchange Act on a timely basis or has received a valid extension of such time of filing and has filed any such report, schedule, form, statement or other document prior to the expiration of any such extension (all of the foregoing including filings incorporated by reference therein being referred to herein as the “Commission Documents”); (ix) there is no action, suit, proceeding, inquiry or investigation before or by any court, public board or body pending or, to the knowledge of Company, threatened against or affecting Company before or by any governmental authority or non-governmental department, commission, board, bureau, agency or instrumentality or any other person, wherein an unfavorable decision, ruling or finding would have a material adverse effect on Company or which would adversely affect the validity or enforceability of, or the authority or ability of Company to perform its obligations under, any of the Transaction Documents; (x) Company has not consummated any financing transaction that has not been disclosed in a periodic filing or current report with the SEC under the Exchange Act; (xi) Company is not, nor has it been at any time in the previous twelve (12) months, a “Shell Company,” as such type of “issuer” is described in Rule 144(i)(1) under the Securities Act; (xii) with respect to any commissions, placement agent or finder’s fees or similar payments that will or would become due and owing by Company to any person or entity as a result of this Agreement or the transactions contemplated hereby (“Broker Fees”), any such Broker Fees will be made in full compliance with all applicable laws and regulations and only to a person or entity that is a registered investment adviser or registered broker-dealer; (xiii) Purchaser shall have no obligation with respect to any Broker Fees or with respect to any claims made by or on behalf of other persons for fees of a type contemplated in this subsection that may be due in connection with the transactions contemplated hereby and Company shall indemnify and hold harmless each of Purchaser, Purchaser’s employees, officers, directors, shareholders, members, managers, agents, and partners, and their respective affiliates, from and against all claims, losses, damages, costs (including the costs of preparation and attorneys’ fees) and expenses suffered in respect of any such claimed Broker Fees; (xiv) when issued, the Conversion Shares will be duly authorized, validly issued, fully paid for and non-assessable, free and clear of all liens, claims, charges and encumbrances; (xv) neither Purchaser nor any of its officers, directors, shareholders, members, managers, employees, agents or representatives has made any representations or warranties to Company or any of its officers, directors, employees, agents or representatives except as expressly set forth in the Transaction Documents and, in making its decision to enter into the transactions contemplated by the Transaction Documents, Company is not relying on any representation, warranty, covenant or promise of Purchaser or its officers, directors, members, managers, employees, agents or representatives other than as set forth in the Transaction Documents; (xvi) Company acknowledges that the State of New York has a reasonable relationship and sufficient contacts to the transactions contemplated by the Transaction Documents and any dispute that may arise related thereto such that the laws and venue of the State of New York, as set forth more specifically in Section 8.2 below, shall be applicable to the Transaction Documents and the transactions contemplated therein; (xvii) the authorized capital stock of the Company and the Shares there of currently issued and outstanding as of 8,967,748 is set forth in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (the “Form 20-F”) and, except as set forth in the on this section, is the authorized and issued and outstanding capital stock of the company as at the date hereof and (i) the Company is not a party to any agreement granting registration or anti-dilution rights to any person with respect to any of its equity or debt securities;(ii) the Company is not a party to, and it has no knowledge of, any agreement restricting the voting or transfer of any Conversion Shares of the capital stock of the Company; (iii)the offer and sale of all capital stock, convertible securities, rights, warrants, or options of the Company issued prior to the Closing complied with all applicable Federal and state securities laws, except where non-compliance would not have a material adverse effect and the Company has furnished or made available to the Purchaser true and correct copies of the Company’s Memorandum and Articles of Association, as amended and in effect on the date hereof (the “M&A”); (xviii) to the Company’s knowledge, no event or circumstance has occurred or exists with respect to the Company, the subsidiaries or their respective businesses, properties, operations or financial condition, which, under applicable law, rule or regulation, requires public disclosure or announcement by the Company but which has not been so publicly announced or disclosed. other than those incurred in the ordinary course of the Company’s and the subsidiaries’ respective businesses and which, individually or in the aggregate, do not or would not have a material adverse effect; (xix) except where non-compliance would not have a material adverse effect, each of the Company and the subsidiaries has good and marketable title to (i) all properties and assets purportedly owned or used by them as reflected in the financial statements, (ii) all properties and assets necessary for the conduct of their business as currently conducted, and (iii) all of the real and personal property reflected in the financial statements free and clear of any Lien and all leases are valid and subsisting and in full force and effect; (xx) the Company and the subsidiaries have all material franchises, permits, licenses, consents and other governmental or regulatory authorizations and approvals necessary for the conduct of their respective business as now being conducted by it unless the failure to possess such franchises, permits, licenses, consents and other governmental or regulatory authorizations and approvals, individually or in the aggregate, could not reasonably be expected to have a material adverse effect; (xxi) the business of the Company and the subsidiaries is not being conducted in violation of any Federal, United states laws, or rules, regulations and ordinances of any of any governmental entity, except for possible violations which singularly or in the aggregate could not reasonably be expected to have a material adverse effect. The Company is not required under Federal, United states law, rule or regulation to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under this Agreement, or issue and sell the Shares in accordance with the terms hereof or thereof (other than (x) any consent, authorization or order that has been obtained as of the date hereof, (y) any filing or registration that has been made as of the date hereof or (z) any filings which may be required to be made by the Company with the Commission or state securities administrators subsequent to the Closing); (xxii) the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated herein and therein do not and will not (i) violate any provision of the Company’s M&A, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, mortgage, deed of trust, indenture, note, bond, license, lease agreement, instrument or obligation to which the Company is a party or by which it or its properties or assets are bound, (iii) create or impose a lien, mortgage, security interest, pledge, charge or encumbrance (collectively, “Lien”) of any nature on any property of the Company under any agreement or any commitment to which the Company is a party or by which the Company is bound or by which any of its respective properties or assets are bound, or (iv) result in a violation of any federal, United states, statute, rule, regulation, order, judgment or decree (including Federal and state securities laws and regulations) applicable to the Company or any of its subsidiaries or by which any property or asset of the Company or any of its subsidiaries are bound or affected, provided, however, that, excluded from the foregoing in all cases are such conflicts, defaults, terminations, amendments, accelerations, cancellations and violations as would not, individually or in the aggregate, have a material adverse effect; (xxiii) each of the Company and the subsidiaries owns or has the lawful right to use all patents, trademarks, domain names (whether or not registered) and any patentable improvements or copyrightable derivative works thereof, websites and intellectual property rights relating thereto, service marks, trade names, copyrights, licenses and authorizations, and all rights with respect to the foregoing, which are necessary for the conduct of their respective business as now conducted without any conflict with the rights of others, except where the failure to so own or possess would not have a material adverse effect; (xxiv) except as may have otherwise been disclosed in the Form 20-Fs, the books and records of the Company and the Subsidiaries accurately reflect in all material respects the information relating to the business of the Company and the subsidiaries, the location and collection of their assets, and the nature of all transactions giving rise to the obligations or accounts receivable of the Company, or the subsidiaries. Except as disclosed in the Company’s Commission Documents, in the judgment of the Company, to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate actions are taken with respect to any differences; (xxv) any and all written or oral contracts, instruments, agreements, commitments, obligations, plans or arrangements, the Company and the subsidiaries is a party to, that a copy of which would be required to be filed with the Commission as an exhibit to a registration statement on Form F-1 (collectively, the “Material Agreements”) if the Company were registering securities under the Securities Act has previously been publicly filed with the SEC in the Commission Documents. Each of the Company and the Subsidiaries has in all material respects performed all the obligations required to be performed by them to date under the foregoing agreements, have received no notice of default and are not in default under any Material Agreement now in effect the result of which would cause a material adverse effect; (xxvi) except as set forth in the financial statements or in the Commission Documents, there are no loans, leases, agreements, contracts, royalty agreements, management contracts or arrangements or other continuing transactions between (a) the Company on the one hand, and (b) on the other hand, any officer, employee, consultant or director of the Company or any person owning any capital stock of the Company or any member of the immediate family of such officer, employee, consultant, director or stockholder or any corporation or other entity controlled by such officer, employee, consultant, director or stockholder, or a member of the immediate family of such officer, employee, consultant, director or stockholder; (xxvii) assuming the accuracy of the Purchaser’s representations and warranties set forth in Section 2, no registration under the Securities Act is required for the offer and sale of the Securities by the Company to the Purchaser as contemplated hereby and the issuance and sale of the Securities hereunder does not contravene the rules and regulations of NASDAQ Stock Market; (xxviii) the Company is not, and is not an affiliate of, and immediately after receipt of payment for the Securities, will not be or be an Affiliate of, an “investment company” within the meaning of the Investment Company Act of 1940, as amended and the Company shall conduct its business in a manner so that it will not become an “investment company” subject to registration under the Investment Company Act of 1940, as amended; (xxix) the Ordinary Shares are registered pursuant to Section 12(b) or 12(g) of the Exchange Act, and the Company has taken no action designed to, or which to its knowledge is likely to have the effect of, terminating the registration of the Ordinary Shares under the Exchange Act nor has the Company received any notification that SEC is contemplating terminating such registration. Except as set forth in the SEC Reports, the Company has not, in the 12 months preceding the date hereof, received notice from NASDAQ Stock Market on which the Ordinary Shares are or have been listed or quoted to the effect that the Company is not in compliance with the listing or maintenance requirements of such trading market. Except as set forth in the SEC Reports, the Company is in compliance with all such listing and maintenance requirements; (xxx) assuming the accuracy of the Purchaser’s representations and warranties set forth in Section 2, neither the Company, nor any of its affiliates, nor any Person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause this offering of Securities to be integrated with prior offerings by the Company for purposes of (i) the Securities Act which would require the registration of any such securities under the Securities Act, or (ii) any applicable shareholder approval provisions of NASDAQ Stock Market on which any of the securities of the Company are listed or designated; (xxxi) the Company’s accounting firm is Friedman LLP. To the knowledge and belief of the Company, such accounting firm: (i) is a registered public accounting firm as required by the Exchange Act and (ii) shall express its opinion with respect to the financial statements to be included in the Company’s Annual Report for the fiscal year ended December 31, 2019.

For the purpose of the Agreement, the term “SEC Reports” mean all reports, schedules, forms, statements and other documents required to be filed by the Company under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) of the Exchange Act, for the two years preceding the date hereof (or such shorter period as the Company was required by law or regulation to file such material),and the foregoing materials, including the exhibits thereto and documents incorporated by reference therein.

3.2 Assuming the accuracy of the representations and warranties of Purchaser contained in Section 2 hereof, the offer, issue, and sale of the Notes and the Conversion Shares are and will be exempt from the registration and prospectus delivery requirements of the Securities Act and have been registered or qualified (or are exempt from registration and qualification) under the registration, permit, or qualification requirements of all applicable state securities laws.

4. Purchaser’s Covenants

4.1 Investor's trading activities with respect to Ordinary Shares of the Company will be in compliance with all applicable state and federal securities laws, rules and regulations and the rules and regulations of FINRA and the NASDAQ Stock Market.

From the date when the Investor receives Conversion Shares to the date when the Note is fully paid or redeemed, the Investor shall provide the Company with weekly trading reports reflecting shares sold and average sale price (“Trade Reports”).

4.2 Neither the Investor, nor any of its affiliates have an open short position in the Ordinary Share of the Company, and the Investor will agree that it will not, and that it will cause its affiliates not to, engage in any short sales (“Short Sales”) as defined in Rule 200 of Regulation SHO under the Exchange Act (but shall not be deemed to include the location and/or reservation of borrowable shares of Common Stock) with respect to the Ordinary Share while any portion of the Notes remain outstanding.

5. Conditions to Company’s Obligation to Sell.

The obligation of Company hereunder to issue and sell the Securities to Purchaser at the Closing is subject to the satisfaction, on or before the Closing Date, of each of the following conditions:

5.1. Purchaser shall have executed this Agreement and delivered the same to Company.

5.2. Purchaser shall have delivered the Purchase Price to Company in accordance with Section 1.2 above.

5.3. The representations and warranties of the Purchaser in this Agreement shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made at that time, except for representations and warranties that are expressly made as of a particular date, which shall be true and correct in all material respects as of such date.

5.4. The Purchaser shall have performed, satisfied and complied in all respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by such Purchaser at or prior to the Closing.

6. Conditions to Purchaser’s Obligation to Purchase.

The obligation of Purchaser hereunder to purchase the Securities at the Closing is subject to the satisfaction, on or before the Closing Date, of each of the following conditions, provided that these conditions are for Purchaser’s sole benefit and may be waived by Purchaser at any time in its sole discretion:

6.1. Company shall have executed this Agreement, the Note and delivered the same to Purchaser.

6.2. Company shall have delivered to Purchaser fully executed copies of all other Transaction Documents required to be executed by Company herein or therein.

6.3. Each of the representations and warranties of the Company in this Agreement shall be true and correct in all respects as of the date when made and as of the Closing Date as though made at that time, except for representations and warranties that are expressly made as of a particular date, which shall be true and correct in all respects as of such date.

6.4. Company shall have performed, satisfied and complied in all respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company at or prior to the Closing.

7. Legends

Each certificates representing Securities shall be endorsed with the following legends, in addition to any other legend required to be placed thereon by applicable federal or state securities laws:

“THESE SECURITIES ARE BEING OFFERED TO PURCHASERS WHO ARE NOT U.S. PERSONS (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT OF 1933, AS AMENDED (“THE SECURITIES ACT”)) AND WITHOUT REGISTRATION WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT IN RELIANCE UPON REGULATION S PROMULGATED UNDER THE SECURITIES ACT.”

“TRANSFER OF THESE SECURITIES IS PROHIBITED, EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S PROMULGATED UNDER THE SECURITIES ACT, PURSUANT TO REGISTRATION UNDER THE SECURITIES ACT, OR PURSUANT TO AVAILABLE EXEMPTION FROM REGISTRATION. HEDGING TRANSACTIONS MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT.”

8. Miscellaneous.

The provisions set forth in this Section 8 shall apply to this Agreement, as well as all other Transaction Documents as if these terms were fully set forth therein; provided, however, that in the event there is a conflict between any provision set forth in this Section 8 and any provision in any other Transaction Document, the provision in such other Transaction Document shall govern.

8.1. Specific Enforcement.

Company and Purchaser acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent or cure breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof or thereof, this being in addition to any other remedy to which any of them may be entitled by law or equity.

8.2. Governing Law; Venue.

Each of Company and Purchaser (i) hereby irrevocably submits to the jurisdiction of the United States District Court sitting in the Southern District of New York and the courts of the State of New York located in New York county for the purposes of any suit, action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby or thereby and (ii) hereby waives, and agrees not to assert in any such suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such court, that the suit, action or proceeding is brought in an inconvenient forum or that the venue of the suit, action or proceeding is improper. Each of Company and Purchaser consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing in Sections 8.1 and 8.2 shall affect or limit any right to serve process in any other manner permitted by law. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Company hereby appoints Hunter Taubman Fischer & Li LLC, with offices at 800 Third Avenue, Suite 2800, New York, NY 10022 as its agent for service of process in New York. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.

8.3. Counterparts.

Each Transaction Document may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one instrument. The parties hereto confirm that any electronic copy of another party’s executed counterpart of a Transaction Document (or such party’s signature page thereof) will be deemed to be an executed original thereof.

8.4. Headings.

The headings of this Agreement are for convenience of reference only and shall not form part of, or affect the interpretation of, this Agreement.

8.5. Severability.

In the event that any provision of this Agreement is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform to such statute or rule of law. Any provision hereof which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision hereof.

8.6. Entire Agreement.

This Agreement, together with the other Transaction Documents, contains the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither Company nor Purchaser makes any representation, warranty, covenant or undertaking with respect to such matters. For the avoidance of doubt, all prior term sheets or other documents between Company and Purchaser, or any affiliate thereof, related to the transactions contemplated by the Transaction Documents (collectively, “Prior Agreements”), that may have been entered into between Company and Purchaser, or any affiliate thereof, are hereby null and void and deemed to be replaced in their entirety by the Transaction Documents. To the extent there is a conflict between any term set forth in any Prior Agreement and the term(s) of the Transaction Documents, the Transaction Documents shall govern.

8.7. Amendments.

No provision of this Agreement may be waived or amended other than by an instrument in writing signed by both parties hereto.

8.8. Notices.

Any notice required or permitted hereunder shall be given in writing (unless otherwise specified herein) and shall be deemed effectively given on the earliest of: (i) the date delivered, if delivered by personal delivery as against written receipt therefor or by email to an executive officer, or by facsimile (with successful transmission confirmation), (ii) the earlier of the date delivered or the third Trading Day after deposit, postage prepaid, in the United States Postal Service by certified mail, or (iii) the earlier of the date delivered or the third Trading Day after mailing by express courier, with delivery costs and fees prepaid, in each case, addressed to each of the other parties thereunto entitled at the following addresses (or at such other addresses as such party may designate by five (5) calendar days’ advance written notice similarly given to each of the other parties hereto):

If to Company:

Powerbridge Technologies Co., Ltd.

Attn: Stewart Lor, CFO

1st Floor, Building D2, Southern Software Park

Tangjia Bay, Zhuhai, Guangdong 519080, China

If to Purchaser:

[●]

Attn: [●]

[●]

[●]

With a copy to (which copy shall not constitute notice):

Hunter Taubman Fischer & Li LLC

Attn: Joan Wu

800 Third Avenue, Suite 2800

New York, NY 10022

8.9. Successors and Assigns.

This Agreement or any of the severable rights and obligations inuring to the benefit of or to be performed by Purchaser hereunder may be assigned by Purchaser to a third party, including its affiliates, in whole or in part, without the need to obtain Company’s consent thereto. Company may not assign its rights or obligations under this Agreement or delegate its duties hereunder without the prior written consent of Purchaser.

8.10. Survival.

The representations and warranties of Company and the agreements and covenants set forth in this Agreement shall survive the Closing hereunder notwithstanding any due diligence investigation conducted by or on behalf of Purchaser. Company agrees to indemnify and hold harmless Purchaser and all its officers, directors, employees, attorneys, and agents for loss or damage arising as a result of or related to any breach or alleged breach by Company of any of its representations, warranties and covenants set forth in this Agreement or any of its covenants and obligations under this Agreement, including advancement of expenses as they are incurred.

8.11. Further Assurances.

Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

8.12. Purchaser’s Rights and Remedies Cumulative.

All rights, remedies, and powers conferred in this Agreement and the Transaction Documents are cumulative and not exclusive of any other rights or remedies, and shall be in addition to every other right, power, and remedy that Purchaser may have, whether specifically granted in this Agreement or any other Transaction Document, or existing at law, in equity, or by statute, and any and all such rights and remedies may be exercised from time to time and as often and in such order as Purchaser may deem expedient.

8.13. Waiver.

No waiver of any provision of this Agreement shall be effective unless it is in the form of a writing signed by the party granting the waiver. No waiver of any provision or consent to any prohibited action shall constitute a waiver of any other provision or consent to any other prohibited action, whether or not similar. No waiver or consent shall constitute a continuing waiver or consent or commit a party to provide a waiver or consent in the future except to the extent specifically set forth in writing.

8.14. Waiver of Jury Trial.

EACH PARTY TO THIS AGREEMENT IRREVOCABLY WAIVES ANY AND ALL RIGHTS SUCH PARTY MAY HAVE TO DEMAND THAT ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR IN ANY WAY RELATED TO THIS AGREEMENT, ANY OTHER TRANSACTION DOCUMENT, OR THE RELATIONSHIPS OF THE PARTIES HERETO BE TRIED BY JURY. THIS WAIVER EXTENDS TO ANY AND ALL RIGHTS TO DEMAND A TRIAL BY JURY ARISING UNDER COMMON LAW OR ANY APPLICABLE STATUTE, LAW, RULE OR REGULATION. FURTHER, EACH PARTY HERETO ACKNOWLEDGES THAT SUCH PARTY IS KNOWINGLY AND VOLUNTARILY WAIVING SUCH PARTY’S RIGHT TO DEMAND TRIAL BY JURY.

[Remainder of page intentionally left blank; signature page follows]

IN WITNESS WHEREOF, the undersigned Purchaser and Company have caused this Agreement to be duly executed as of the date first above written.

SUBSCRIPTION AMOUNT:

Aggregate Principal Amount of Note:	US$	50,000,000

Purchase Price:	US$	50,000,000

PURCHASER:

[●]

By: [●]

COMPANY:

Powerbridge Technologies Co., Ltd.

By:
Stewart Lor
Chief Financial Officer

[Signature Page to Securities Purchase Agreement]

Exhibit A

FORM OF UNSECURED CONVERTIBLE PROMISSORY NOTE

Exhibit B

Non-U.S. Person Representations

The Purchaser indicating that it is not a U.S. person, severally and not jointly, further represents and warrants to the Company as follows:

1.	At the time of (a) the offer by the Company and (b) the acceptance of the offer by such person or entity, of the Preferred Shares, such person or entity was outside the United States.

2.	Such person or entity is acquiring the Preferred Shares for such Shareholder’s own account, for investment and not for distribution or resale to others and is not purchasing the Preferred Shares for the account or benefit of any U.S. person, or with a view towards distribution to any U.S. person, in violation of the registration requirements of the Securities Act.

3.	Such person or entity will make all subsequent offers and sales of the Preferred Shares either (x) outside of the United States in compliance with Regulation S; (y) pursuant to a registration under the Securities Act; or (z) pursuant to an available exemption from registration under the Securities Act. Specifically, such person or entity will not resell the Preferred Shares to any U.S. person or within the United States prior to the expiration of a period commencing on the Closing Date and ending on the date that is one year thereafter (the “Distribution Compliance Period”), except pursuant to registration under the Securities Act or an exemption from registration under the Securities Act.

4.	Such person or entity has no present plan or intention to sell the Preferred Shares in the United States or to a U.S. person at any predetermined time, has made no predetermined arrangements to sell the Preferred Shares and is not acting as a Distributor of such securities.

5.	Neither such person or entity, its Affiliates nor any Person acting on behalf of such person or entity, has entered into, has the intention of entering into, or will enter into any put option, short position or other similar instrument or position in the U.S. with respect to the Preferred Shares at any time after the Closing Date through the Distribution Compliance Period except in compliance with the Securities Act.

6.	Such person or entity consents to the placement of a legend on any certificate or other document evidencing the Preferred Shares substantially in the form set forth in Section 3.12.

7.	Such person or entity is not acquiring the Preferred Shares in a transaction (or an element of a series of transactions) that is part of any plan or scheme to evade the registration provisions of the Securities Act.

8.	Such person or entity has sufficient knowledge and experience in finance, securities, investments and other business matters to be able to protect such person’s or entity’s interests in connection with the transactions contemplated by this Agreement.

9.	Such person or entity has consulted, to the extent that it has deemed necessary, with its tax, legal, accounting and financial advisors concerning its investment in the Preferred Shares.

10.	Such person or entity understands the various risks of an investment in the Preferred Shares and can afford to bear such risks for an indefinite period of time, including, without limitation, the risk of losing its entire investment in the Preferred Shares.

11.	Such person or entity has read the Agreement to which this Representation is attached and the Memorandum and has been furnished during the course of the transactions contemplated by this Agreement with all other information regarding the Company that such person or entity has requested and all such information is sufficient for such person or entity to evaluate the risks of investing in the Preferred Shares.

12.	Such person or entity has been afforded the opportunity to ask questions of and receive answers concerning the Company and the terms and conditions of the issuance of the Preferred Shares.

13.	Such person or entity is not relying on any representations and warranties concerning the Company made by the Company or any officer, employee or agent of the Company, other than those contained in this Agreement or the Memorandum.

14.	Such person or entity will not sell or otherwise transfer the Preferred Shares unless either (A) the transfer of such securities is registered under the Securities Act or (B) an exemption from registration of such securities is available.

15.	Such person or entity represents that the address furnished on its signature page to this Agreement is the principal residence if he is an individual or its principal business address if it is a corporation or other entity.

16.	Such person or entity understands and acknowledges that the Preferred Shares have not been recommended by any federal or state securities commission or regulatory authority, that the foregoing authorities have not confirmed the accuracy or determined the adequacy of any information concerning the Company that has been supplied to such person or entity and that any representation to the contrary is a criminal offense.

Appendix C

NEITHER THIS SECURITY NOR THE SECURITIES FOR WHICH THIS SECURITY IS CONVERTIBLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. THIS SECURITY AND THE SECURITIES ISSUABLE UPON CONVERSION OF THIS SECURITY MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN SECURED BY SUCH SECURITIES.

FORM OF UNSECURED CONVERTIBLE PROMISSORY NOTE

Issuance Date: [●], 2020	Original Principal Amount: U.S. $[●]

FOR VALUE RECEIVED, Powerbridge Technologies Co., Ltd., a Cayman Islands exempted company with limited liability (“Borrower”), promises to pay to [●], or its successors or assigns (“Holder”), the amount set forth above as the Original Principal Amount (as reduced pursuant to the terms hereof pursuant to conversion or otherwise, (the “Principal”)) and any interest, fees, charges, and late fees accrued hereunder on the date that is twelve (12) months after the Issuance Date (the “Maturity Date”) in accordance with the terms set forth herein and to pay interest on the Outstanding Balance at the rate of six percent (6.0%) per annum from the Issuance Date until the same is paid in full. This Note is issued pursuant to that certain Securities Purchase Agreement dated [●], 2020, as the same may be amended from time to time, by and among Borrower and the purchaser signatory thereto (the “Purchase Agreement”). Certain capitalized terms used herein are defined in Attachment 1 attached hereto and incorporated herein by this reference.

1.	Payment; Prepayment.

1.1.	Payment.

All payments owing hereunder shall be in lawful money of the United States of America or Conversion Shares (as defined below), as provided for herein, and delivered to Holder at the address or bank account furnished to Borrower for that purpose. All payments shall be applied first to (a) costs of collection, if any, then to (b) fees and charges, if any, then to (c) accrued and unpaid interest, and thereafter, to (d) Principal.

1.2.	Prepayment.

Except as otherwise set forth in this Note, the Company may not prepay any portion of the Principal of this Note without the prior written consent of the Holder.

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2.	Holder Optional Conversion.

2.1.	Holder Conversions.

Holder has the right at any time 7 (seven) calendar days after the Issuance Date until the Outstanding Balance has been paid in full (such date, the “Conversion Date”), at its election, to convert (“Holder Conversion”) all or any part of the Outstanding Balance into shares (each instance of conversion is referred herein as “Conversion Shares”) of fully paid and non-assessable ordinary share, $0.00166667 par value per share (“Ordinary Share”), of Borrower as per the following conversion formula: the number of Conversion Shares equals the amount being converted (the “Conversion Amount”) divided by the Holder Conversion Price (as defined below). The holder conversion notice in the form attached hereto as Exhibit A (each, a “Holder Conversion Notice”) may be effectively delivered to Borrower by any method of Holder’s choice (including but not limited to facsimile, email, mail, overnight courier, or personal delivery), and all Holder Conversions shall be cashless and not require further payment from Holder. Borrower shall deliver the Conversion Shares from any Holder Conversion to Holder in accordance with Section 6 below.

2.2.	Holder Conversion Price.

Subject to adjustment as set forth in this Note, the Holder may convert all or any portion of the Outstanding Balance into Ordinary Share on a conversion price (the “Holder Conversion Price”) equal to the lesser of i) $2.00 per share (the “Fixed Conversion Price”) or ii) 75% of the daily VWAPs (as reported by Bloomberg) for the ten (10) consecutive Trading Days ending on the Trading Day that is immediately prior to the date of Holder Conversion Notice.

Notwithstanding any provision in this Note, the Company shall not cause the Holder Conversion Price to be less than $1.80 (as adjusted for any share dividend, share split, share combination, reclassification or similar transaction occurring after the date of the Purchase Agreement) (or such lower price as mutually determined by the Company and the Holder in writing, subject to the prior consent of the principal market, if required) (the “Floor Price”).

2.3.	Conversion Procedure.

In connection with any conversion pursuant to Section 2.1, as soon as reasonably practicable following the receipt of a Holder Conversion Notice, Holder shall surrender to the Company this Note (or a notice to the effect that the original Note has been lost, stolen or destroyed and an agreement acceptable to the Company whereby Holder agrees to indemnify the Company from any loss incurred by it in connection with such loss or destruction of this Note).

Promptly following such surrender of the Note to the Company, (A) the Company shall update its transfer agent to record the number of Conversion Shares to which Holder shall be entitled upon such conversion, issued as fully paid to Holder and deliver to Holder a certified true copy of such updated shareholder list, (B) the Company shall issue and deliver to Holder a certificate or certificates for the Conversion Shares.

Except for the Holder Conversion made pursuant to Section 2, neither the Holder, or any affiliate of the Holder which (x) had or has knowledge of the transactions contemplated by the Purchase Agreement, (y) has or shares discretion relating to the Holder’s investments or trading or information concerning the Holder’s investments, in respect of the Securities, or (z) is subject to the Holder’s review or input concerning such affiliate’s investments or trading (together, the “Holder’s Trading Affiliates”), shall directly or indirectly, execute any Short Sales while the Note is outstanding.

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2.4.	Reservation of Shares Issuable Upon Conversion.

The Company shall at all times reserve and keep available out of its authorized but unissued Ordinary Share solely for the purpose of effecting the conversion of this Note such number of Ordinary Share as shall from time to time be sufficient to effect the conversion of the Note (“Share Reserve”); and if at any time the number of authorized but unissued Ordinary Share shall not be sufficient to effect the conversion of the entire outstanding Principal of this Note, without limitation of such other remedies as shall be available to the holder of this Note, Company will use its reasonable best efforts to take such corporate action as may, in the opinion of counsel, be necessary to increase its authorized but unissued Ordinary Share to such number of shares as shall be sufficient for such purposes.

3.	Defaults, Remedies, and Adjustments.

3.1.	Defaults.

The following are events of default under this Note (each, an “Event of Default”): (a) Borrower fails to pay any Principal, interest, fees, charges, or any other amount when due and payable hereunder; (b) Borrower fails to deliver any Conversion Shares in accordance with the terms hereof; (c) a receiver, trustee or other similar official shall be appointed over Borrower or a material part of its assets and such appointment shall remain uncontested for twenty (20) days or shall not be dismissed or discharged within sixty (60) days; (d) Borrower becomes insolvent or generally fails to pay, or admits in writing its inability to pay, its debts as they become due, subject to applicable grace periods, if any; (e) Borrower makes a general assignment for the benefit of creditors; (f) Borrower files a petition for relief under any bankruptcy, insolvency or similar law (domestic or foreign); (g) an involuntary bankruptcy proceeding is commenced or filed against Borrower; (h) Borrower or any pledgor, trustor, or guarantor of this Note defaults or otherwise fails to observe or perform any covenant, obligation, condition or agreement of Borrower or such pledgor, trustor, or guarantor contained herein or in any other Transaction Document (as defined in the Purchase Agreement); (i) any representation, warranty or other statement made or furnished by or on behalf of Borrower or any pledgor, trustor, or guarantor of this Note to Holder herein, in any Transaction Document, or otherwise in connection with the issuance of this Note is false, incorrect, incomplete or misleading in any material respect when made or furnished; (j) Borrower fails to maintain the Share Reserve as required under the Section 2.4; (k) any money judgment, writ or similar process is entered or filed against Borrower or any subsidiary of Borrower or any of its property or other assets for more than $1,000,000, and shall remain unvacated, unbonded or unstayed for a period of twenty (20) calendar days unless otherwise consented to by Holder; (l) Borrower fails to maintain its DWAC Eligibility; (m) Borrower, any affiliate of Borrower, or any pledgor, trustor, or guarantor of this Note breaches any covenant or other term or condition contained in any Other Agreements; (n) the Ordinary Share fails to be listed or quoted for trading on any of (o) NYSE, (ii) NASDAQ, (iii) OTCQX, or (iv) OTCQB; or (p) trading in Company’s Ordinary Share is suspended.

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3.2.	Remedies.

At any time and from time to time after Holder becomes aware of the occurrence of any Event of Default, Holder may accelerate this Note by written notice to Borrower, with the Outstanding Balance becoming immediately due and payable in cash at the Mandatory Default Amount. Notwithstanding the foregoing, at any time following the occurrence of any Event of Default, Holder may, at its option, elect to increase the Outstanding Balance by applying the Default Effect (subject to the limitation set forth below) via written notice to Borrower without accelerating the Outstanding Balance, in which event the Outstanding Balance shall be increased as of the date of the occurrence of the applicable Event of Default pursuant to the Default Effect, but the Outstanding Balance shall not be immediately due and payable unless so declared by Holder (for the avoidance of doubt, if Holder elects to apply the Default Effect pursuant to this sentence, it shall reserve the right to declare the Outstanding Balance immediately due and payable at any time and no such election by Holder shall be deemed to be a waiver of its right to declare the Outstanding Balance immediately due and payable as set forth herein unless otherwise agreed to by Holder in writing). Notwithstanding the foregoing, upon the occurrence of any Event of Default described in clauses (d), (e), (f), (g) or (h) of Section 3.1, the Outstanding Balance as of the date of acceleration shall become immediately and automatically due and payable in cash at the Mandatory Default Amount, without any written notice required by Holder. At any time following the occurrence of any Event of Default, upon written notice given by Holder to Borrower, interest shall accrue on the Outstanding Balance beginning on the date the applicable Event of Default occurred at an interest rate equal to the lesser of 22% per annum or the maximum rate permitted under applicable law (“Default Interest”). For the avoidance of doubt, Holder may continue making Holder Conversions at any time following an Event of Default until such time as the Outstanding Balance is paid in full. In connection with acceleration described herein, Holder need not provide, and Borrower hereby waives, any presentment, demand, protest or other notice of any kind, and Holder may immediately and without expiration of any grace period enforce any and all of its rights and remedies hereunder and all other remedies available to it under applicable law. Such acceleration may be rescinded and annulled by Holder at any time prior to payment hereunder and Holder shall have all rights as a holder of the Note until such time, if any, until Holder receives full payment pursuant to this Section 3.2. No such rescission or annulment shall affect any subsequent Event of Default or impair any right consequent thereon. Nothing herein shall limit Holder’s right to pursue any other remedies available to it at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to Borrower’s failure to timely deliver Conversion Shares upon conversion of the Note as required pursuant to the terms hereof.

3.3.	Certain Adjustments.

3.3.1.	Share Dividends and Splits.

If the Company, at any time while this Note is outstanding: (i) pays a share dividend or otherwise makes a distribution or distributions on shares of its Ordinary Share or any other equity or equity equivalent securities payable in Ordinary Shares (which, for avoidance of doubt, shall not include any Ordinary Shares issued by the Company upon conversion of this Note), (ii) subdivides outstanding Ordinary Shares into a larger number of shares, (iii) combines (including by way of reverse share split) outstanding Ordinary Shares into a smaller number of shares or (iv) issues by reclassification of shares of the Ordinary Share any shares of capital share of the Company, then in each case the Holder Conversion Price shall be multiplied by a fraction of which the numerator shall be the number of Ordinary Shares (excluding treasury shares, if any) outstanding immediately before such event and of which the denominator shall be the number of Ordinary Shares outstanding immediately after such event, and the number of shares issuable upon conversion of this Note shall be proportionately adjusted such that the aggregate Holder Conversion Price of this Note shall remain unchanged. Any adjustment made pursuant to this Section 3.3.1 shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

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3.3.2.	Pro Rata Distributions.

During such time as this Note is outstanding, if the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Ordinary Shares, by way of return of capital or otherwise (including, without limitation, any distribution of cash, share or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a “Distribution”), at any time after the issuance of this Note, then, in each such case, the Holder shall be entitled to participate in such Distribution to the same extent that the Holder would have participated therein if the Holder had held the number of Ordinary Shares acquirable upon complete conversion of this Note (without regard to any limitations on conversion hereof) immediately before the date of which a record is taken for such Distribution, or, if no such record is taken, the date as of which the record holders of Ordinary Shares are to be determined for the participation in such Distribution.

3.3.3.	Fundamental Transaction.

If, at any time while this Note is outstanding, (i) the Company, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Company with or into another Person, (ii) the Company, directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Ordinary Share are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Ordinary Share, (iv) the Company, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Ordinary Share or any compulsory share exchange pursuant to which the Ordinary Share is effectively converted into or exchanged for other securities, cash or property, or (v) the Company, directly or indirectly, in one or more related transactions consummates a share or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person or group of Persons whereby such other Person or group acquires more than 50% of the outstanding Ordinary Shares (not including any Ordinary Shares held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such share or share purchase agreement or other business combination) (each a “Fundamental Transaction”), then, upon any subsequent conversion of this Note, the Holder shall have the right to receive, for each Conversion Share that would have been issuable upon such conversion immediately prior to the occurrence of such Fundamental Transaction, at the option of the Holder (without regard to any limitation in Section 2.3 on the conversion of this Note), the number of Ordinary Shares of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any additional consideration (the “Alternate Consideration”) receivable as a result of such Fundamental Transaction by a holder of the number of Ordinary Shares for which this Note is exercisable immediately prior to such Fundamental Transaction. For purposes of any such conversion, the determination of the Holder Conversion Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one Ordinary Share in such Fundamental Transaction, and the Company shall apportion the Holder Conversion Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Ordinary Share are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any conversion of this Note following such Fundamental Transaction. Upon the occurrence of any such Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Note and the other Transaction Documents referring to the “Company” shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Note and the other Transaction Documents with the same effect as if such Successor Entity had been named as the Company herein.

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3.3.4.	Calculations.

All calculations under this Section 3 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 3, the number of Ordinary Shares deemed to be issued and outstanding as of a given date shall be the sum of the number of Ordinary Shares (excluding treasury shares, if any) issued and outstanding.

3.3.5.	Notice to Holder.

Whenever the Holder Conversion Price is adjusted pursuant to any provision of this Section 3, the Company shall promptly deliver to the Holder by facsimile or email a notice setting forth the Holder Conversion Price after such adjustment and any resulting adjustment to the number of Conversion Shares and setting forth a brief statement of the facts requiring such adjustment.

If (A) the Company shall declare a dividend (or any other distribution in whatever form) on the Ordinary Share, (B) the Company shall declare a special nonrecurring cash dividend on or a redemption of the Ordinary Share, (C) the Company shall authorize the granting to all holders of the Ordinary Share rights or warrants to subscribe for or purchase any shares of capital share of any class or of any rights, (D) the approval of any shareholders of the Company shall be required in connection with any reclassification of the Ordinary Share, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, or any compulsory share exchange whereby the Ordinary Share is converted into other securities, cash or property, or (E) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company, then, in each case, the Company shall cause to be delivered by facsimile or email to the Holder at its last facsimile number or email address as it shall appear upon the Note register of the Company, at least 20 calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Ordinary Share of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Ordinary Share of record shall be entitled to exchange their shares of the Ordinary Share for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange; provided that the failure to deliver such notice or any defect therein or in the delivery thereof shall not affect the validity of the corporate action required to be specified in such notice. To the extent that any notice provided in this Note constitutes, or contains, material, non-public information regarding the Company or any of the subsidiaries, the Company shall simultaneously file such notice with the Commission pursuant to a Current Report on Form 6-K. The Holder shall remain entitled to convert this Note during the period commencing on the date of such notice to the effective date of the event triggering such notice except as may otherwise be expressly set forth herein.

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4.	Redemption.

4.1	Optional Redemption at Election of Company.

Subject to the provisions of this Section 4.1, at any time after, the Company may deliver a notice to the Holder (an “Optional Redemption Notice” and the date such notice is deemed delivered hereunder, the “Optional Redemption Notice Date”) of its irrevocable election to redeem 110% of the then Outstanding Balance of this Note for cash in an amount equal to the Optional Redemption Amount on the 10th Business Day following the Optional Redemption Notice Date (such date, the “Optional Redemption Date”, such ten (10) day period, the “Optional Redemption Period” and such redemption, the “Optional Redemption”). The Optional Redemption Amount is payable in full on the Optional Redemption Date. The Company may only effect an Optional Redemption if each of the Equity Conditions shall have been met (unless waived in writing by the Holder) on each Trading Day during the Optional Redemption Period and through and including the date payment of the Optional Redemption Amount is actually made in full. If any of the Equity Conditions shall cease to be satisfied at any time during the Optional Redemption Period, then the Holder may elect to nullify the Optional Redemption Notice by notice to the Company within three (3) Trading Days after the first day on which any such Equity Condition has not been met (provided that if, by a provision of the Transaction Documents, the Company is obligated to notify the Holder of the non-existence of an Equity Condition, such notice period shall be extended to the third (3rd) Trading Day after proper notice from the Company) in which case the Optional Redemption Notice shall be null and void, ab initio. The Company covenants and agrees that it will honor all notices of Holder Conversion tendered from the time of delivery of the Optional Redemption Notice through the date all amounts owing thereon are paid in full. The Company’s determination to pay an Optional Redemption in cash shall be applied ratably to all of the holders of the then outstanding Notes based on their (or their predecessor’s) initial purchases of Notes pursuant to the Purchase Agreement.

4.2	Monthly Redemption.

On each Monthly Redemption Date, the Company shall redeem the Monthly Redemption Amount (the “Monthly Redemption”) unless waived by the Holders in writing per the Company’s request. The Monthly Redemption Amount payable on each Monthly Redemption Date shall be paid in cash; provided, however, as to any Monthly Redemption and upon ten (10) Trading Days’ prior written irrevocable notice (the “Monthly Redemption Notice”), in lieu of a cash redemption payment the Company may elect to pay all or part of a Monthly Redemption Amount in Conversion Shares (the “Pre-Redemption Conversion Shares”) based on a conversion price equal to the lesser of (i) the Fixed Conversion Price, and (ii) 75% of the daily VWAPs for the ten (10) consecutive Trading Days ending on the Trading Day that is immediately prior to the applicable Monthly Redemption Date (subject to adjustment for any share dividend, share split, share combination or other similar event affecting the Ordinary Shares during such twenty (20) Trading Day period) (the price calculated during the twenty (20) Trading Day period immediately prior to the Monthly Redemption Date, the “Monthly Conversion Price” and such twenty (20) Trading Day period, the “Monthly Conversion Period”); provided, further, that the Company may not pay the Monthly Redemption Amount in Conversion Shares unless from the date the Holder receives the duly delivered Monthly Redemption Notice through and until the date such Monthly Redemption is paid in full, the Equity Conditions have been satisfied, unless waived in writing by the Holder. Any Principal of this Note converted during the applicable Monthly Conversion Period in excess of the Monthly Redemption Amount shall be applied against the last Principal of this Note scheduled to be redeemed hereunder, in reverse time order from the Maturity Date; provided, however, if any such conversion is applied against such Monthly Redemption Amount, the Pre-Redemption Conversion Shares, if any were issued in connection with such Monthly Redemption or were not already applied to such conversions, shall be first applied against such conversion. The Company covenants and agrees that it will honor all notices of Holder Conversion tendered up until such amounts are paid in full. The Company’s determination to pay a Monthly Redemption in cash, Ordinary Shares or a combination thereof shall be applied ratably to all of the holders of the then outstanding Notes based on their (or their predecessor’s) initial purchases of Notes pursuant to the Purchase Agreement. If required by the Securities Act, at any time the Company delivers a notice to the Holder of its election to pay the Monthly Redemption Amount in Ordinary Shares, the Company shall file a prospectus supplement pursuant to Rule 424 disclosing such election.

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In the event the Holder breaches its covenant set forth in the Purchase Agreement, the Company shall be entitled to make all or part of the Monthly Redemption Amount payable on that certain Monthly Redemption Date following the breach in Conversion Shares based on the Monthly Conversion Price notwithstanding the Equity Conditions are not satisfied during the Monthly Conversion Period.

4.3	Redemption Procedure.

4.3.1 The payment of cash or issuance of Ordinary Shares, as applicable, pursuant to an Optional Redemption or a Monthly Redemption shall be payable on the Optional Redemption Date and Monthly Redemption Date. If any portion of the payment pursuant to an Optional Redemption or Monthly Redemption shall not be paid by the Company by the applicable due date, interest shall accrue thereon at the Default Interest Rate until such amount is paid in full. Notwithstanding anything herein contained to the contrary, if any portion of the Optional Redemption Amount or Monthly Redemption Amount remains unpaid after such date, the Holder may elect, by written notice to the Company given at any time thereafter, to invalidate such Optional Redemption or Monthly Redemption, ab initio, and, with respect to the Company’s failure to honor the Optional Redemption, the Company shall have no further right to exercise such Optional Redemption. Notwithstanding anything to the contrary in this Section 4, the Company’s determination to redeem in cash or its elections under Section 4.2 shall be applied ratably among the Holders of Notes. The Holder may elect to convert the Outstanding Balance of the Note pursuant to Section 2 prior to actual payment in cash for any redemption under this Section 4 by the delivery of a Holder Conversion Notice to the Company, at a conversion price equal to the lesser of (i) the Conversion Price, and (ii) 75% of the three (3) lowest VWAPs for the twenty (20) consecutive Trading Days ending on the Trading Day that is immediately prior to the applicable Conversion Date.

4.4	Commencing after the initial Monthly Redemption Date.

During the period between each Monthly Redemption Date, in the event that the Holder elects to convert more than fifteen percent (15%) of the Original Principal Amount of this Note as of the Issuance Date, plus accrued but unpaid interest (the “15% Limitation”), then the Company shall have thirty (30)-days from the applicable Conversion Date or redemption date, to repay this Note in full, in cash, plus accrued but unpaid interest, liquidated damages and any other amounts then owing to the Holder in respect of this Note. In the event such repayment is not made to the Holder, the Holder may convert this Note at any amount notwithstanding the 15% Limitation.

5.	Unconditional Obligation; No Offset.

Borrower acknowledges that this Note is an unconditional, valid, binding and enforceable obligation of Borrower not subject to offset, deduction or counterclaim of any kind. Borrower hereby waives any rights of offset it now has or may have hereafter against Holder, its successors and assigns, and agrees to make the payments or Holder Conversion called for herein in accordance with the terms of this Note.

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6.	Waiver.

No waiver of any provision of this Note shall be effective unless it is in the form of a writing signed by the party granting the waiver. No waiver of any provision or consent to any prohibited action shall constitute a waiver of any other provision or consent to any other prohibited action, whether or not similar. No waiver or consent shall constitute a continuing waiver or consent or commit a party to provide a waiver or consent in the future except to the extent specifically set forth in writing.

7.	Method of Conversion Share Delivery.

7.1 On or before the close of business on the fifth (5th) Trading Day following the date of delivery of a Holder Conversion Notice, as applicable (the “Delivery Date”), in the event the Conversion Shares have been registered in a registration statement or exempted from registration pursuant to Rule 144 under the Securities Act of 1933, as amended (“Rule 144”), Borrower shall, provided it is DWAC Eligible at such time, deliver or cause its transfer agent to deliver the applicable Conversion Shares electronically via DWAC to the account designated by Holder in the applicable Holder Conversion Notice and a check payable to Holder for any cash amounts payable as per the Section 7.3. If Borrower is not DWAC Eligible, it shall deliver to Holder or its broker (as designated in the Holder Conversion Notice), via reputable overnight courier, a certificate representing the number of Ordinary Shares equal to the number of Conversion Shares to which Holder shall be entitled, registered in the name of Holder or its designee. For the avoidance of doubt, Borrower has not met its obligation to deliver Conversion Shares by the Delivery Date unless Holder or its broker, as applicable, has actually received the certificate representing the applicable Conversion Shares no later than the close of business on the relevant Delivery Date pursuant to the terms set forth above.

7.2 In the event the Conversion Shares are not registered in a registration statement or exempted from registration pursuant to Rule 144, by the Conversion Date, the Company shall (A) update its transfer agent to record the number of Conversion Shares to which Holder shall be entitled upon such conversion, issued as fully paid to Holder and deliver to Holder a certified true copy of such updated shareholder list, (B) the Company shall issue and deliver to Holder a certificate or certificates for the Conversion Shares.

7.3 No fractional shares or securities shall be issued upon conversion of this Note. If the Holder would be entitled to receive a fractional interest in a share, the Company shall, upon such exercise, round up to the nearest whole number the number of the Conversion Shares to be issued to the Holder.

8.	Conversion Delays.

If Borrower fails to deliver Conversion Shares in accordance with the timeframe stated in Section 7, Holder may at any time prior to receiving the applicable Conversion Shares rescind in whole or in part such Holder Conversion, with a corresponding increase to the Outstanding Balance (any returned amount will tack back to the Issuance Date for purposes of determining the holding period under Rule 144).

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9.	Governing Law; Venue.

This Note shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Note shall be governed by, the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York. The provisions set forth in the Purchase Agreement to determine the proper venue for any disputes are incorporated herein by this reference.

10.	Cancellation.

After repayment or conversion of the entire Outstanding Balance, this Note shall be deemed paid in full, shall automatically be deemed canceled, and shall not be reissued.

11.	Amendments.

The prior written consent of both parties hereto shall be required for any change or amendment to this Note.

12.	Assignments.

Borrower may not assign this Note without the prior written consent of Holder. This Note and any Ordinary Shares issued upon conversion of this Note may be offered, sold, assigned or transferred by Holder without the consent of Borrower, provided, however, that any transfer of this Note may be effected only pursuant to the Purchase Agreement and by surrender of this Note to the Company and reissuance of a new note to the transferee.

13.	Notices.

Whenever notice is required to be given under this Note, unless otherwise provided herein, such notice shall be given in accordance with the subsection of the Purchase Agreement titled “Notices.”

14.	Liquidated Damages.

Holder and Borrower agree that in the event Borrower fails to comply with any of the terms or provisions of this Note, Holder’s damages would be uncertain and difficult (if not impossible) to accurately estimate because of the parties’ inability to predict future interest rates, future share prices, future trading volumes and other relevant factors. Accordingly, Holder and Borrower agree that any fees, balance adjustments, Default Interest or other charges assessed under this Note are not penalties but instead are intended by the parties to be, and shall be deemed, liquidated damages (under Holder’s and Borrower’s expectations that any such liquidated damages will tack back to the Issuance Date for purposes of determining the holding period under Rule 144).

15.	Severability.

If any part of this Note is construed to be in violation of any law, such part shall be modified to achieve the objective of Borrower and Holder to the fullest extent permitted by law and the balance of this Note shall remain in full force and effect.

[Remainder of page intentionally left blank; signature page follows]

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IN WITNESS WHEREOF, Borrower has caused this Note to be duly executed as of the Issuance Date.

BORROWER:

Powerbridge Technologies Co., Ltd.

By:
Name: Stewart Lor Title: Chief Financial Officer

  [Signature Page to Convertible Promissory Note]

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ATTACHMENT 1

DEFINITIONS

For purposes of this Note, the following terms shall have the following meanings:

1. “Approved Share Plan” means any employee benefit plan which has been approved by the board of directors of the Company prior to the date hereof pursuant to which Ordinary Shares and standard options to purchase Ordinary Share may be issued to any employee, officer or director for services provided to the Company in their capacity as such.

2. “Bloomberg” means Bloomberg L.P. (or if that service is not then reporting the relevant information regarding the Ordinary Share, a comparable reporting service of national reputation selected by Holder and reasonably satisfactory to Borrower).

3. “Closing Bid Price” and “Closing Trade Price” means the last closing bid price and last closing trade price, respectively, for the Ordinary Share on its principal market, as reported by Bloomberg, or, if its principal market begins to operate on an extended hours basis and does not designate the closing bid price or the closing trade price (as the case may be) then the last bid price or last trade price, respectively, of the Ordinary Share prior to 4:00 p.m., New York time, as reported by Bloomberg, or, if its principal market is not the principal securities exchange or trading market for the Ordinary Share, the last closing bid price or last trade price, respectively, of the Ordinary Share on the principal securities exchange or trading market where the Ordinary Share is listed or traded as reported by Bloomberg, or if the foregoing do not apply, the last closing bid price or last trade price, respectively, of the Ordinary Share in the over-the-counter market on the electronic bulletin board for the Ordinary Share as reported by Bloomberg, or, if no closing bid price or last trade price, respectively, is reported for the Ordinary Share by Bloomberg, the average of the bid prices, or the ask prices, respectively, of any market makers for the Ordinary Share as reported by OTC Markets Group, Inc., and any successor thereto. If the Closing Bid Price or the Closing Trade Price cannot be calculated for the Ordinary Share on a particular date on any of the foregoing bases, the Closing Bid Price or the Closing Trade Price (as the case may be) of the Ordinary Share on such date shall be the fair market value as mutually determined by Holder and Borrower. All such determinations shall be appropriately adjusted for any share dividend, share split, share combination or other similar transaction during such period.

4. “Default Effect” means multiplying the Outstanding Balance as of the date the applicable Event of Default occurred by 10% and then adding the resulting product to the Outstanding Balance as of the date the applicable Event of Default occurred, with the sum of the foregoing then becoming the Outstanding Balance under this Note as of the date the applicable Event of Default occurred.

5. “DTC” means the Depository Trust Company or any successor thereto.

6. “DTC Eligible” means, with respect to the Ordinary Share, that such Ordinary Share is eligible to be deposited in certificate form at the DTC, cleared and converted into electronic shares by the DTC and held in the name of the clearing firm servicing Holder’s brokerage firm for the benefit of Holder.

7. “DTC/FAST Program” means the DTC’s Fast Automated Securities Transfer program.

8. “DWAC” means the DTC’s Deposit/Withdrawal at Custodian system.

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9. “DWAC Eligible” means that (a) Borrower’s Ordinary Share is eligible at DTC for full services pursuant to DTC’s operational arrangements, including without limitation transfer through DTC’s DWAC system; (b) Borrower has been approved (without revocation) by DTC’s underwriting department; (c) Borrower’s transfer agent is approved as an agent in the DTC/FAST Program; (d) the Conversion Shares are otherwise eligible for delivery via DWAC; (e) Borrower has previously delivered all Conversion Shares to Holder via DWAC; and (f) Borrower’s transfer agent does not have a policy prohibiting or limiting delivery of the Conversion Shares via DWAC.

10. “Equity Conditions” means, during the period in question, (a) the Company shall have duly honored all conversions and redemptions scheduled to occur or occurring by virtue of one or more notices of Holder Conversion, if any, (b) the Company shall have paid all liquidated damages and other amounts owing to the Holder in respect of this Note, (c)(i) there is an effective registration statement pursuant to which the Holder is permitted to utilize the prospectus thereunder to resell all of the Ordinary Shares issuable pursuant to the Transaction Documents (and the Company believes, in good faith, that such effectiveness will continue uninterrupted for the foreseeable future) or (ii) all of the Conversion Shares issuable pursuant to the Transaction Documents (and shares issuable in lieu of cash payments of interest) may be resold pursuant to Rule 144 without volume or manner-of-sale restrictions or current public information requirements as determined by the counsel to the Company as set forth in a written opinion letter to such effect, addressed and acceptable to the transfer agent of the Company and the Holder, (d) the Ordinary Shares are trading on a trading market and all of the shares issuable pursuant to the Transaction Documents are listed or quoted for trading on such trading market (and the Company believes, in good faith, that trading of the Ordinary Shares on a trading market will continue uninterrupted for the foreseeable future), (e) there is a sufficient number of authorized but unissued and otherwise unreserved Ordinary Shares for the issuance of all of the shares then issuable pursuant to the Transaction Documents, (f) there is no existing Event of Default and no existing event which, with the passage of time or the giving of notice, would constitute an Event of Default, (g) the issuance of the shares in question (or, in the case of an Optional Redemption or Monthly Redemption, the shares issuable upon conversion in full of the Optional Redemption Amount or Monthly Redemption Amount) to the Holder would not violate the limitations set forth in Section 4.4 herein, and (h) the applicable Holder is not in possession of any information provided by the Company, any of its Subsidiaries, or any of their officers, directors, employees, agents or affiliates, that constitutes, or may constitute, material non-public information.

11. "Exempt Issuance" means the issuance of (a) any Ordinary Shares issued or issuable in connection with any Approved Share Plan; provided that issuances of securities pursuant to an Approved Share Plan shall not be deemed to be Exempt Issuances to the extent (A) in excess of 800,000 Ordinary Shares and (B) such securities vest prior to earlier of (i) seven (7) months after the Issuance Date, provided that the Company is in compliance with the current public information requirement under Rule 144(c) on such date and on such date the Company is unaware of any of any facts or circumstances that might prevent the Company from complying with its current public information requirement set forth in Rule 144(c) in the foreseeable future and (ii) thirty (30) days after the date when a registration statement is effective, covering the resale of all of the registrable securities subject to a separate registration rights agreement to be agreed upon by and between the Company and the Holder, (b) securities issuable upon the conversion, exchange of, conversion or redemption of, or payment of liquidated or similar damages on, any securities issued hereunder, (c) other securities exercisable, exchangeable for, convertible into, or redeemable for Ordinary Shares issued and outstanding on the date of this Note; provided that the terms of such securities are not amended, modified or changed on or after the subscription date to give greater rights to the holders of such securities, including, without limitation, to increase the number of securities underlying such securities, to decrease the exercise, exchange or conversion price of such securities or to extend the term of securities, and (d) any Ordinary Shares, issued or issuable in connection with a bona fide strategic transaction approved by the Board of Directors, or a committee if the Board of Directors, of the Company, the primary purpose of which is not to provide financing to the Company.

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12. “Fundamental Transaction” shall have the meaning set forth in Section 3.3.3

13. “Holder Conversion” shall have the meaning set forth in Section 2.

14. “Mandatory Default Amount” means the Outstanding Balance following the application of the Default Effect.

15. “Monthly Redemption Amount” means, as to a Monthly Redemption, 110% of the then Outstanding Balance, plus accrued but unpaid interest, liquidated damages and any other amounts then owing to the Holder in respect of this Note.

16. “Monthly Redemption Date” means the 1st of each month, commencing immediately upon the Original Issue Date, and terminating upon the full redemption or payment of this Note.

17. “Ordinary Share Equivalents” means all shares of Ordinary Share or any securities of the Company which would entitle the holder thereof to acquire at any time Ordinary Share (including without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exchangeable for, or otherwise entitles the Holder thereof to receive, Ordinary Share), whether by operation of purchase price adjustments, reset provisions, floating conversion, exercise or exchange prices or otherwise, or due to warrants, options or rights per share which is issued in connection with such issuance, at an effective price per share which is less than the Conversion Price then in effect. If the Company issues any securities convertible or exchangeable into Ordinary Share, the maximum number of shares of Ordinary Share issuable thereunder shall be deemed to be Ordinary Share Equivalents issued as of the time of such issue, if the consideration per share of such Ordinary Share Equivalents (as hereinafter determined) is less than the Conversion Price then in effect. Ordinary Share Equivalents, however, shall not include Exempt Issuances.

18. “Other Agreements” means, collectively, all existing and future agreements and instruments between, among or by Borrower (or an affiliate), on the one hand, and Holder (or an affiliate), on the other hand.

19. “Outstanding Balance” means as of any date of determination, the Purchase Price, as reduced or increased, as the case may be, pursuant to the terms hereof for payment, Conversion, offset, or otherwise, the transaction expense amount, accrued but unpaid interest, collection and enforcements costs (including attorneys’ fees) incurred by Holder, transfer, stamp, issuance and similar taxes and fees related to Conversion, and any other fees or charges incurred under this Note.

20. “Short Sales” shall mean all “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act (but shall not be deemed to include the location and/or reservation of borrowable shares of Common Stock).

21. “Trading Day” means any day on which The NASDAQ Share Market is open for trading.

22. “VWAP” means the volume weighted average price of the Ordinary Share on the principal market for a particular Trading Day or set of Trading Days, as the case may be, as reported by Bloomberg.

[Remainder of page intentionally left blank]

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EXHIBIT A

Powerbridge Technologies Co., Ltd.	Date:

Attn: Stewart Lor, CFO

1st Floor, Building D2, Southern Software Park

Tangjia Bay, Zhuhai, Guangdong 519080, China

HOLDER CONVERSION NOTICE

The above-captioned Holder hereby gives notice to Powerbridge Technologies Co., Ltd., a Cayman Islands exempted company with limited liability (the “Borrower”), pursuant to that certain Convertible Promissory Note made by Borrower in favor of Holder on [●], 2020 (the “Note”), that Holder elects to convert the portion of the Note balance set forth below into fully paid and non-assessable Ordinary Shares of Borrower as of the date of conversion specified below. Said conversion shall be based on the Conversion Price set forth below. In the event of a conflict between this Holder Conversion Notice and the Note, the Note shall govern, or, in the alternative, at the election of Holder in its sole discretion, Holder may provide a new form of Holder Conversion Notice to conform to the Note. Capitalized terms used in this notice without definition shall have the meanings given to them in the Note.

A. Date of Conversion:

B. Holder Conversion #:

C. Conversion Amount:

D. Conversion Price:

E. Conversion Shares: (C divided by D)

F. Remaining Outstanding Balance of Note: *

* Subject to adjustments for corrections, defaults, interest and other adjustments permitted by the Transaction Documents (as defined in the Purchase Agreement), the terms of which shall control in the event of any dispute between the terms of this Holder Conversion Notice and such Transaction Documents.

Please transfer the Conversion Shares electronically (via Book Entry) to the following account:

Account #:
Account Name:

To the extent the Conversion Shares are not able to be delivered to Holder electronically via the DWAC system, deliver all such certificated shares to Holder via reputable overnight courier after receipt of this Holder Conversion Notice (by facsimile transmission or otherwise) to:

[Signature Page Follows]

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Sincerely,

Holder:

[●]

By: [●]

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